

NorthStar
HEALTHCARE INCOME



2022 ANNUAL REPORT




To Our Stockholders,

2022 was an eventful year for NorthStar Healthcare Income, Inc. (NorthStar Healthcare or the Company). We completed a transformational transaction with the internalization of the Company's management and operating functions, while continuing to improve our financial performance and strengthening our balance sheet.

In October 2022, NorthStar Healthcare terminated its advisory agreement and became a self-managed REIT. This decision to internalize management was the result of an extensive strategic review process undertaken by NorthStar Healthcare's board of directors to evaluate opportunities to maximize value for stockholders. With a management team now solely focused on executing the Company's business plan, compensation aligned with performance and significant overall general and administrative cost savings, we believe the internalization will create meaningful benefits for our stockholders. Having joined the Company pursuant to the internalization, I am personally excited to lead NorthStar Healthcare through this new phase.

2022 was also a year of growth in terms of the Company's performance. Demand for senior housing continued its recovery as the impact of the COVID-19 pandemic subsided. NorthStar Healthcare's occupancy increased to an average of 84.3% in December 2022, compared to an average of 77.9% in December 2021, benefiting both from this recovery as well as significant capital investment into our portfolio. With this improved occupancy, NorthStar Healthcare's year-over-year operating income, net of property expenses, increased by 12.2% in 2022, even in the face of inflationary pressures on expenses and competitive labor markets.

Dispositions and other realization events during the year allowed us to declare a special distribution to stockholders of $0.50 per share and invest more than $29 million in our assets during 2022, while still leaving us with more than $100 million in unrestricted cash at the end of 2022.

This liquidity will provide us with the flexibility to execute on our business plan going forward, including investing additional capital into our assets to drive continued growth in 2023 and improve potential returns in connection with eventual dispositions.

As we look forward, we expect 2023 to be another year of progress for NorthStar Healthcare. Although the macroeconomic environment and continued expense pressures may present challenges, we are encouraged by favorable senior housing supply-demand fundamentals. On the demand side, the 80+ population cohort will grow at record levels in 2023. On the supply side, units under construction as a percentage of inventory are at their lowest level in five years, which will result in a reduction in the levels of new supply delivered to the market. These market dynamics, together with our ability to invest capital strategically in our properties, position us to drive further growth, maximize value and return capital to stockholders.

We appreciate your continued support of NorthStar Healthcare.

Sincerely,

Kendall K. Young
Chief Executive Officer,
President & Director

NORTHSTAR HEALTHCARE INCOME, INC.

2022 ANNUAL REPORT

TABLE OF CONTENTS

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules required to be filed therewith. All such requests should be submitted to NorthStar Healthcare Income, Inc., 16 East 34th Street, 18th Floor, New York, NY 10016.

OTHER FINANCIAL INFORMATION

Information included in this annual report to stockholders (this ''Annual Report'') was excerpted from our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed with the U.S. Securities and Exchange Commission (the ''SEC'') on March 27, 2023 (the ''2022 Form 10-K''). Certain portions of the 2022 Form 10-K were not reprinted for inclusion in this Annual Report in accordance with SEC regulations. The 2022 Form 10-K may be viewed in its entirety on our website at NorthStarHealthcareReit.com. References herein to Parts or Items are references to such sections of the 2022 Form 10-K.

For information regarding the independent directors' report on the fairness of all transactions involving us, our directors, our advisor, our sponsor and any affiliate of such parties, please see "Certain Relationships and Related Transactions" of our 2023 proxy statement.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue," "future" or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to make distributions to our stockholders; our ability to retain our senior executives and other sufficient personnel to manage our business; our ability to realize substantial efficiencies as well as anticipated strategic and financial benefits of the internalization of our management function as operating costs and business disruption may be greater than expected; the operating performance of our investments, our financing needs, the effects of our current strategies and investment activities and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

All forward-looking statements included in this Annual Report are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, including "Risk Factor Summary" and "Risk Factors" in our 2022 Form 10-K. The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

BUSINESS

References to "we," "us" or "our" refer to NorthStar Healthcare Income, Inc. and its subsidiaries, unless context specifically requires otherwise.

Overview

We own a diversified portfolio of seniors housing properties, including independent living facilities, or ILFs, assisted living facilities, or ALFs, and memory care facilities, or MCFs, located throughout the United States. In addition, we have made investments through non-controlling interests in joint ventures in a broader spectrum of healthcare real estate, including seniors housing properties, as well as continuing care retirement communities, or CCRCs, skilled nursing facilities, or SNFs, medical office buildings, or MOBs, specialty hospitals and ancillary services businesses, across the United States and United Kingdom.

We were formed in October 2010 as a Maryland corporation and commenced operations in February 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

From inception through December 31, 2022, we raised $2.0 billion in total gross proceeds from the sale of shares of our common stock in our continuous, public offerings, including $232.6 million pursuant to our distribution reinvestment plan, or our DRP, collectively referred to as our Offering.

The Internalization

From inception through October 21, 2022, we were externally managed by CNI NSHC Advisors, LLC or its predecessor, or the Former Advisor, an affiliate of NRF Holdco, LLC, or the Former Sponsor. The Former Advisor was responsible for managing our operations, subject to the supervision of our board of directors, pursuant to an advisory agreement. On October 21, 2022, we completed the internalization of our management function, or the Internalization. In connection with the Internalization, we agreed with the Former Advisor to terminate the advisory agreement and arranged for the Former Advisor to continue to provide certain services for a transition period. Going forward, we will be self-managed under the leadership of Kendall Young, who was appointed by the board of directors as Chief Executive Officer and President concurrent with the Internalization.

Our Strategy

Our primary objective is to maximize value and generate liquidity for shareholders. The key elements of our strategy include:

- *Grow the Operating Income Generated by Our Portfolio.* Through active portfolio management, we will continue to review and implement operating strategies and initiatives that address factors impacting the industry, including inflation and other economic conditions, to enhance the performance of our existing investment portfolio.

- *Deploy Strategic Capital Expenditures.* We will continue to invest capital into our investments in order to maintain market position, functional and operating standards, and improve occupancy and resident rates, in an effort to enhance the overall value of our assets.

- *Pursue Dispositions and Opportunities for Asset Repositioning to Maximize Value.* We will actively pursue dispositions of assets and portfolios where we believe the disposition will achieve a desired return and generate value for shareholders. Additionally, we will continue to assess the need for strategic repositioning of assets, joint ventures, operators and markets to position our portfolio for optimal performance.

Our Investments

Our investments are categorized as follows:

- <u>Direct Investments - Operating</u> - Properties operated pursuant to management agreements with managers, in which we own a controlling interest.

- <u>Direct Investments - Net Lease</u> - Properties operated under net leases with an operator, in which we own a controlling interest.

- <u>Unconsolidated Investments</u> - Joint ventures, which include properties operated under net leases with an operator or pursuant to management agreements with managers, in which we own a minority, non-controlling interest.

Our direct investments are in seniors housing facilities, which includes ILFs, ALFs, and MCFs, as described in further detail below. Revenues generated by seniors housing facilities typically come from private pay sources, including private insurance, and to a much lesser extent government reimbursement programs, such as Medicaid.

- *Independent living facilities.* ILFs are properties with central dining facilities that provide services that include security, housekeeping, nutrition and limited laundry services. ILFs are designed specifically for independent seniors who are able to live on their own, but desire the security and conveniences of community living. ILFs typically offer several services covered under a regular monthly fee.

- *Assisted living facilities.* ALFs provide services that include minimal assistance for activities in daily living and permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Services may be bundled within one monthly fee or based on the care needs of the resident and usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as eating, dressing and bathing. ALFs typically are comprised of studios, one and two bedroom suites equipped with private bathrooms and efficiency kitchens.

- *Memory care facilities.* MCFs offer specialized options for seniors with Alzheimer's disease and other forms of dementia. These facilities offer dedicated care and specialized programming for various conditions relating to memory loss in a secured environment. Residents require a higher level of care and more assistance with activities of daily living than in ALFs. Therefore, these facilities have staff available 24 hours a day to respond to the unique needs of their residents.

Through our unconsolidated investments, we have additional investments in seniors housing facilities, as well as in additional types of healthcare real estate, including the following:

- *Continuing care retirement communities.* CCRCs provide, as a continuum of care, the services described for ILFs, ALFs and SNFs in an integrated campus.

- *Skilled Nursing Facilities.* SNFs provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals requiring certain assistance for activities in daily living. A typical SNF includes mostly one and two bed units, each equipped with a private or shared bathroom and community dining facilities. Revenues generated from SNFs typically come from government reimbursement programs, including Medicare and Medicaid, as well as private pay sources, including private insurance.

- *Care Homes.* Care homes are daily rate or rental properties in the United Kingdom that may provide residential, nursing and/or dementia care. Revenues generated from care homes typically come from private pay sources, as well as government reimbursement.

- *Medical Office Buildings.* MOBs are typically either single-tenant properties associated with a specialty group or multi-tenant properties leased to several unrelated medical practices. Tenants include physicians, dentists, psychologists, therapists and other healthcare providers, who require space devoted to patient examination and treatment, diagnostic imaging, outpatient surgery and other outpatient services. MOBs are similar to commercial office buildings, although they require greater plumbing, electrical and mechanical systems to accommodate physicians' requirements such as sinks in every room, brighter lights and specialized medical equipment.

- *Specialty Hospitals.* Services provided by operators and tenants in hospitals are paid for by private sources, third-party payers (e.g., insurance and Health Maintenance Organizations), or through the Medicare and Medicaid programs. Our hospital properties typically will include long-term acute care, specialty and rehabilitation hospitals and generally are leased to operators under triple-net lease structures.

For financial information regarding our reportable segments, refer to Note 11, "Segment Reporting" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data."

The following table presents a summary of investments as of December 31, 2022 (dollars in thousands):

Investment Type / Portfolio	Amount[2]	Properties[1] Seniors Housing	MOB	SNF	Hospitals	Total	Primary Locations	Ownership Interest
Direct Investments - Operating								
Winterfell	$ 711,505	32	—	—	—	32	12 U.S. States	100.0%
Rochester	186,277	10	—	—	—	10	New York	97.0%
Avamere	93,474	5	—	—	—	5	Washington/Oregon	100.0%
Aqua	82,769	4	—	—	—	4	Texas/Ohio	97.0%
Oak Cottage	18,613	1	—	—	—	1	California	100.0%
Subtotal	$ 1,092,638	52	—	—	—	52		
Direct Investments - Net Lease								
Arbors	$ 103,915	4	—	—	—	4	New York	100.0%
Total Direct Investments	$ 1,196,553	56	—	—	—	56		
Unconsolidated Investments								
Trilogy[3]	$ 128,884	23	—	75	—	98	4 U.S. States	23.2%
Diversified US/UK[4]	28,442	95	106	39	9	249	17 U.S. States & U.K.	14.3%
Eclipse	834	35	—	9	—	44	10 U.S. States	5.6%
Espresso	18,019	1	—	32	—	33	Ohio/Michigan	36.7%
Subtotal	$ 176,179	154	106	155	9	424		
Solstice[5]	323	—	—	—	—	—		20.0%
Total Unconsolidated Investments	$ 176,502	154	106	155	9	424		
Total Investments	$ 1,373,055	210	106	155	9	480		

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(1) Classification based on predominant services provided, but may include other services.
(2) For direct investments, amount represents operating real estate, before accumulated depreciation as presented in our consolidated financial statements as of December 31, 2022. For unconsolidated investments, amount represents the carrying value of our investments in unconsolidated ventures as presented in our consolidated financial statements as of December 31, 2022. For additional information, refer to "Note 3, Operating Real Estate" and "Note 4, Investments in Unconsolidated Ventures" included in "Financial Statements and Supplementary Data."
(3) Includes institutional pharmacy, therapy businesses and lease purchase buy-out options, which are not subject to property count.
(4) Refer to "—Business Update" for additional information on recent transactions.
(5) Represents our investment in Solstice Senior Living, LLC, or Solstice, the manager of the Winterfell portfolio. Solstice is a joint venture between affiliates of Integral Senior Living, LLC, or ISL, a management company of ILF, ALF and MCF founded in 2000, which owns 80.0%, and us, who owns 20.0%.

The following presents the properties of our direct and unconsolidated investments by property type and geographic location based on our proportionate share of cost as of December 31, 2022:

Real Estate Equity by Property Type[1]



Real Estate Equity by Geographic Location



(1)   Classification based on predominant services provided, but may include other services.

The following table presents the operators and managers of our direct investments (dollars in thousands):

| | As of December 31, 2022 | | Year Ended December 31, 2022 | |
| | Properties Under Management | Units Under Management[1] | Property and Other Revenues[2] | % of Total Property and Other Revenues |
Operator / Manager				
Solstice Senior Living[3]	32	3,993	$ 112,553	60.8 %
Watermark Retirement Communities	14	1,782	45,276	24.3 %
Avamere Health Services	5	453	19,778	10.7 %
Integral Senior Living	1	40	4,913	2.7 %
Arcadia Management[4]	4	572	1,597	0.9 %
Other[5]	—	—	1,019	0.6 %
Total	56	6,840	$ 185,136	100.0 %

(1)   Represents rooms for ALFs, ILFs and MCFs, based on predominant type.
(2)   Includes rental income received from our net lease properties as well as rental income, ancillary service fees and other related revenue earned from ILF residents and resident fee income derived from our ALFs and MCFs, which includes resident room and care charges, ancillary fees and other resident service charges.
(3)   Solstice is a joint venture of which affiliates of ISL own 80%.
(4)   During the year ended December 31, 2022, we recorded rental income to the extent rental payments were received.
(5)   Consists primarily of interest income earned on corporate-level cash accounts.

Direct Investments - Operating

We generate revenues from resident fees and rental income through our operating properties. Resident fee income is recorded by our ALFs and MCFs when services are rendered and includes resident room and care charges and other resident charges and rental income is generated from our ILFs.

Our operating properties allow us to participate in the risks and rewards of the operations of the facilities, as compared to receiving only contractual rent under a net lease. We engage independent managers to operate these facilities pursuant to management agreements, including procuring supplies, hiring and training all employees, entering into all third-party contracts for the benefit of the property, including resident/patient agreements, complying with laws and regulations, including but not limited to healthcare laws, and providing resident care and services, in exchange for a management fee. As a result, we must rely on our managers' personnel, expertise, technical resources and information systems, risk management processes, proprietary information, good faith and judgment to manage our operating properties efficiently and effectively. We also rely on our managers to set appropriate resident fees, to provide accurate property-level financial results in a timely manner and otherwise operate our seniors housing facilities in compliance with the terms of our management agreements and all applicable laws and regulations.

Our management agreements generally provide for monthly management fees which are calculated based on various performance measures, including revenue, net operating income and other objective financial metrics. We are also required to reimburse our managers for expenses incurred in the operation of the properties, as well as to indemnify our managers in connection with potential claims and liabilities arising out of the operation of the properties. Our management agreements are terminable after a stated term with certain renewal rights, though we have the ability to terminate earlier upon certain events with or without the payment of a fee.

Watermark Retirement Communities and Solstice, together with their affiliates, manage substantially all of our operating properties. As of December 31, 2022, Watermark and Solstice or their respective affiliates collectively managed 46 of our seniors housing facilities pursuant to management agreements. For the year ended December 31, 2022, properties managed by Watermark and Solstice represented 24.6% and 61.1% of our total property and other revenues, respectively, and 22.4% and 59.5% of our operating real estate, respectively. Through our 20.0% ownership of Solstice, we are entitled to certain rights and minority protections. The following table presents a summary of the terms of the Watermark and Solstice management agreements:

Manager	Portfolio	Properties	Expiration Date	Management Fees
Solstice Senior Living	Winterfell	32	October 2025	• 5% of monthly gross revenues, subject to certain exclusions • 7% of actual costs of certain capital projects • Additional fees if net operating income exceeds annual target • Additional fees if net operating income long-term growth is achieved
Watermark Retirement Communities[1]	Aqua	2	December 2023	• 5% of monthly gross revenues, subject to certain exclusions • Eligible for promote in connection with disposition
	Aqua	2	February 2024	
	Rochester	10	August 2023	

(1)   Affiliates of Watermark also own a 3% non-controlling interest in the Rochester and Aqua portfolios, which may impact various rights and economics under the management agreements.

Direct Investments - Net Lease

We generate revenues from rental income from net leases to operators through our net lease properties. A net lease will typically provide for fixed rental payments, subject to periodic increases based on certain percentages or the consumer price index, and obligate the operator to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

As of December 31, 2022, we had four ALF properties operated by Arcadia Management under net leases. These leases obligate Arcadia to pay a fixed rental amount and pay all property-level expenses, with a lease term that expires in August 2029. However, Arcadia has been unable to satisfy its obligations under its leases since February 2021, and instead remits rent and pays property-level expenses based on its available cash. We are in discussions with Arcadia regarding the rent shortfalls and resulting defaults under the leases. However, we expect the rent shortfalls to continue in the near-term, in varying amounts based on the property's performance, and may also directly incur operating expenses to the extent Arcadia is unable to generate sufficient cash flow.

Unconsolidated Investments

The following table presents our unconsolidated investments (dollars in thousands):

| Portfolio | Partner | Acquisition Date | Ownership | Amount[1] | Properties as of December 31, 2022 | | | | |
					Seniors Housing Facilities	MOB	SNF	Hospitals	Total
Trilogy	American Healthcare REIT / Management Team of Trilogy Investors, LLC	Dec-2015	23.2 %	$ 128,884	23	—	75	—	98
Diversified US/UK [2]	NRF and Partner	Dec-2014	14.3 %	28,442	95	106	39	9	249
Eclipse	NRF and Partner/ Formation Capital, LLC	May-2014	5.6 %	834	35	—	9	—	44
Espresso	Formation Capital, LLC/ Safanad Management Limited	Jul-2015	36.7 %	18,019	1	—	32	—	33
Subtotal				$ 176,179	154	106	155	9	424
Solstice		Jul-2017	20.0 %	323	—	—	—	—	—
Total				$ 176,502	154	106	155	9	424

_____

(1) Represents the carrying value of our investments in unconsolidated ventures as presented in our consolidated financial statements as of December 31, 2022. For additional information, refer to "Note 4, Investments in Unconsolidated Ventures" included in "Financial Statements and Supplementary Data."

(2) Refer to "—Business Update" for additional information on recent transactions.

We report our proportionate interest of revenues and expenses from unconsolidated joint ventures through equity in earnings (losses) of unconsolidated ventures on our consolidated statements of operations. Our unconsolidated investment portfolios are as follows:

- *Diversified US/UK.* Consists of three sub-portfolios: a portfolio of 15 MOBs, or the MOB Sub-Portfolio, a diversified portfolio of 91 MOBs, 47 seniors housing facilities, including ALFs, MCFs and CCRCs, 39 SNFs and nine specialty hospitals, or the Mixed U.S. Sub-Portfolio, and 48 care homes located in the United Kingdom operated under a net lease, or the U.K. Sub-Portfolio. The Former Sponsor and other minority partners own the remaining 85.7% of this portfolio.

- *Trilogy.* Portfolio of predominantly SNFs, as well as ALFs, ILFs, MCFs, and CCRCs located in the Midwest and operated pursuant to management agreements with Trilogy Health Services. The portfolio includes ancillary services businesses, including a therapy business and a pharmacy business. American Healthcare REIT, Inc., or AHR, and management of Trilogy own the remaining 76.8% of this portfolio.

- *Eclipse.* Portfolio of SNFs, ALFs, MCFs, and ILFs located in 10 U.S. States, and leased to, or managed by, five different operators/managers. The Former Sponsor and other minority partners and Formation Capital, LLC, or Formation, own 86.4% and 8.0% of this portfolio, respectively.

- *Espresso.* The joint venture is actively conducting the sales process for its remaining net lease portfolio of 32 SNFs and one ALF located in Ohio and Michigan. An affiliate of Formation acts as the general partner and manager of this investment. Formation and Safanad Management Limited own the remaining 63.3% of this portfolio.

- *Solstice.* Operator platform joint venture established to manage the operations of the Winterfell portfolio. An affiliate of ISL owns the remaining 80.0%.

Human Capital

On October 21, 2022, as a result of completing the Internalization, we became a self-managed REIT. Prior to the Internalization, we had no employees and were externally managed by the Former Advisor or its affiliates, who provided management, acquisition, advisory, marketing, investor relations and certain administrative services for us. As of December 31, 2022, we had eight full-time employees.

The decision to internalize, and to be able to employ directly the personnel that advance the Company's strategic objectives, was a turning point for the Company. We believe our employees are critical to our success. All of our employees are provided with a comprehensive benefits and wellness package, which may include medical, dental and vision insurance, life insurance, 401(k) matching, long-term incentive plans, among other things. In connection with the Internalization, we worked with a compensation consultant to evaluate and benchmark the competitiveness of our compensation programs focused on pay practices that reward performance and support the needs of the Company. Our executive management team oversees our human capital resources and employment practices to ensure that an asset as important as our employees is strategically integrated with our goals and business plan as a healthcare REIT.

We are also committed to providing a safe and healthy workplace. We continuously strive to meet or exceed compliance with all laws, regulations and accepted practices pertaining to workplace safety.

We utilize a professional employer organization, or PEO, who is the employer of record of our employees and administers our benefits, payroll, and other human resource management services.

Portfolio Management

The portfolio management process for our investments includes oversight by our executive and asset management teams, regular management meetings and an operating results review process. These processes are designed to evaluate and proactively identify asset-specific issues and trends on a portfolio-wide, sub-portfolio or asset type basis. The teams work in conjunction with our managers and operators to create tailored action plans to address issues identified.

Our executive and asset management teams are experienced and use many methods to actively manage our investments to enhance or preserve our income, value and capital and mitigate risk. Our teams seek to identify opportunities for our investments that may involve replacing or renovating facilities in our portfolio which, in turn, would allow us to improve occupancy and resident rates and enhance the overall value of our assets. To manage risk, our teams engage in frequent review and dialogue with operators/managers/third party advisors and periodic inspections of our owned properties. In addition, our teams consider the impact of regulatory changes on the performance of our portfolio.

Our teams will continue to monitor the performance of, and actively manage, all of our investments. However, there can be no assurance that our investments will continue to perform in accordance with our expectations.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO (see "Non-GAAP Financial Measures—Funds from Operations and Modified Funds from Operations" for a description of these metrics) to evaluate the profitability and performance of our business.

Seasonality

Our revenues, and our operators' revenues, are dependent on occupancy and may fluctuate based on seasonal trends. It is difficult to predict the magnitude of seasonal trends and the related potential impact of the cold and flu season, occurrence of epidemics or any other widespread illnesses on the occupancy of our facilities. A decrease in occupancy could affect our operating income.

Competition

Our investments will experience local and regional market competition for residents, operators and staff. Competition will be based on quality of care, reputation, physical appearance of properties, services offered, family preference, physicians, staff and price. Competition will come from independent operators as well as companies managing multiple properties, some of which may be larger and have greater resources than our operators. Some of these properties are operated for profit while others are owned by governmental agencies or tax-exempt, non-profit organizations. Competitive disadvantages may result in vacancies at facilities, reductions in net operating income and ultimately a reduction in shareholder value.

Inflation

Macroeconomic trends such as increases in inflation and rising interest rates can have a substantial impact on our business and financial results. Many of our costs are subject to inflationary pressures. These include labor, repairs and maintenance, food costs, utilities, insurance and other operating costs. Our managers' ability to offset increased costs by increasing the rates charged to residents may be limited and cost inflation may therefore substantially affect the net operating income of our operating properties as well as the ability of our net lease operator to make payments to us.

Refer to "Quantitative and Qualitative Disclosures About Market Risk" for additional details.

Regulation

We are subject, in certain circumstances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

- require compliance with applicable REIT rules;

- regulate healthcare operators with respect to licensure, certification for participation in government programs and relationships with patients, physicians, tenants and other referral sources;

- regulate occupational health and safety;

- regulate removal or remediation of hazardous or toxic substances;

- regulate land use and zoning;

- regulate removal of barriers to access by persons with disabilities and other public accommodations;

- regulate tax treatment and accounting standards; and

- regulate use of derivative instruments and our ability to hedge our risks related to fluctuations in interest rates and exchange rates.

Tax Regulation

We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2013. If we maintain our qualification as a REIT for federal income tax purposes, we will generally not be subject to federal income tax on our taxable income that we distribute as dividends to our stockholders. If we fail to maintain our qualification as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and will generally not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income. However, we believe that we are organized and operate in a manner that enables us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes. In addition, we operate certain healthcare properties through structures permitted under the REIT Investment Diversification and Empowerment Act of 2007, which permit the Company, through taxable REIT subsidiaries, or TRSs, to have direct exposure to resident fee income and incur related operating expenses.

U.S. Healthcare Regulation

Overview

ALFs, ILFs, MCFs, hospitals, SNFs and other healthcare providers that operate properties in our portfolio are subject to extensive and complex federal, state and local laws, regulations and industry standards governing their operations. Although the properties within our portfolio may be subject to varying levels of governmental scrutiny, we expect that the healthcare industry, in general, will continue to face increased regulation and pressure. Changes in laws, regulations, reimbursement and enforcement activity can all have a significant effect on our operations and financial condition, as set forth below and under "Risk Factors" in our 2022 Form 10-K.

Fraud and Abuse Enforcement

Healthcare providers are subject to federal and state laws and regulations that govern their operations, including those that require providers to furnish only medically necessary services and submit to third-party payors valid and accurate statements for each service, as well as kickback laws, self-referral laws and false claims laws. In particular, enforcement of the federal False Claims Act has resulted in increased enforcement activity for healthcare providers and can involve significant monetary damages and awards to private plaintiffs who successfully bring "whistleblower" lawsuits. Sanctions for violations of these laws, regulations and other applicable guidance may include, but are not limited to, loss of licensure, loss of certification or accreditation, denial of reimbursement, imposition of civil and criminal penalties and fines, suspension or exclusion from federal and state healthcare programs or closure of the facility.

Reimbursements

Sources of revenues for our seniors housing properties are primarily private payors, including private insurers and self-pay patients, and payments from state Medicaid programs. By contrast, the skilled nursing facilities and hospitals within our unconsolidated investments receive the majority of their revenues from the Medicare and Medicaid programs, with the balance representing payments from private payors. Medicare is a federal health insurance program for persons aged 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a medical assistance program for eligible needy persons that is funded jointly by federal and state governments and administered by the states. Medicaid eligibility requirements and benefits vary by state. The Medicare and Medicaid programs are highly regulated and subject to frequent and substantial changes resulting from legislation, regulations and administrative and judicial interpretations of existing law.

Federal, state and private payor reimbursement methodologies applied to healthcare providers are continuously evolving. Congress as well as federal and state healthcare financing authorities are continuing to implement new or modified reimbursement methodologies that shift risk to healthcare providers and generally reduce payments for services, which may negatively impact healthcare property operations. With significant budgetary pressures, federal and state governments continue to seek ways to reduce Medicare and Medicaid spending through reductions in reimbursement rates and increased enrollment in managed care programs, among other things. Private payors, such as insurance companies, are also continuously seeking opportunities to control healthcare costs. Legislation introduced in the U.S. Congress and certain state legislatures include changes that directly or indirectly affect reimbursement and promote shifts from traditional fee-for-service reimbursement models to alternative payment models that tie reimbursement to quality and cost of care, such as accountable care organizations and bundled payments. It is difficult to predict the nature and success of future financial or delivery system reforms, but changes to reimbursement rates and related policies could adversely impact our and our unconsolidated investments' results of operations.

Licensure, CON, Certification and Accreditation

Hospitals, SNFs, seniors housing facilities and other healthcare providers that operate healthcare properties in our portfolio may be subject to extensive state licensing and certificate of need, or CON, laws and regulations, which may restrict the ability of our operators to add new properties, expand an existing facility's size or services, or transfer responsibility for operating a particular facility to a new operator. The failure of our operators or managers to obtain, maintain or comply with any required license, CON or other certification, accreditation or regulatory approval (which could be required as a condition of licensure or third-party payor reimbursement) could result in loss of licensure, loss of certification or accreditation, denial of reimbursement, imposition of civil and/or criminal penalties and fines, suspension or exclusion from federal and state healthcare programs or closure of the facility, any of which could have an adverse effect on our operations and financial condition.

Enrollment

The federal government has taken steps to require nursing facilities to disclose detailed information regarding owners, operators, and managers of nursing homes, including both direct and indirect owning or managing entities, with a particular focus on ownership by private equity companies or REITs. Disclosure would also extend to individuals or entities that lease or sublease real property to the facilities or that own in the value of such real property. The government intends that such disclosed data would also be made publicly available. We do not know how this increased transparency will impact government scrutiny into the operations and standard of care provided at our facilities.

Health Information Privacy and Security

Healthcare providers, including those in our portfolio, are subject to numerous state and federal laws that protect the privacy and security of patient health information. The federal government, in particular, has significantly increased its enforcement of these laws. The failure of our operators and managers to maintain compliance with privacy and security laws could result in the imposition of penalties and fines, which in turn may adversely impact us.

CARES ACT and Similar Governmental Funding Programs

A variety of federal, state and local government efforts were initiated in response to the COVID-19 pandemic. At the federal level, Congress enacted a series of emergency stimulus packages, including the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, the Paycheck Protection Program and Health Care Enhancement Act, or the PPPHCE Act, and the Consolidated Appropriations Act, 2021, or CAA, to provide economic stimulus to individuals and businesses impacted by the

COVID-19 pandemic. The CARES Act includes provisions reimbursing eligible health care providers for certain health care-related expenses or lost revenues not otherwise reimbursed that are directly attributable to COVID-19 through the U.S. Department of Health and Human Services, or HHS, Provider Relief Fund. Recipients must satisfy reporting obligations and attest to terms and conditions. The HHS has significant anti-fraud monitoring of the funds distributed and made available a public list of providers and their payments.

We applied for and received grants from the Provider Relief Fund for our seniors housing properties. Many of our operators, including within our unconsolidated investments, also received grants from the Provider Relief Fund. As a recipient of funds from the Provider Relief Fund, we are required to comply with detailed reporting requirements specified by HHS, including in some instances by providing a third-party audit of the use of the funds received. In addition, the HHS Office of Inspector General and the Pandemic Response Accountability Committee each have the right to conduct their own audits of our use of funds from the Provider Relief Fund and HHS has the right to recoup some or all of the payments if it determines those payments were not made or the funds were not used in compliance with its rules, regulations and interpretive guidance.

The CARES Act and other relief legislation also made other forms of financial assistance available to healthcare providers in response to the COVID-19 pandemic, which benefited our seniors housing properties and our unconsolidated investments to varying degrees. This assistance included Medicare and Medicaid payment adjustments and an expansion of the Medicare Accelerated and Advance Payment Program, which made accelerated payments of Medicare funds available in 2020 in order to increase cash flow to providers. These accelerated payments are repaid by recoupment from future Medicare payments owed to providers beginning one year from the date the payment was issued. The CARES Act and related legislation also temporarily suspended Medicare sequestration payment adjustments, expanded coverage of COVID-19 testing and preventive services, addressed healthcare workforce needs and eased other legal and regulatory burdens on healthcare providers.

Federal law enforcement authorities are expected to scrutinize COVID-19 pandemic-related payments to providers as well as compliance with various reporting and transparency disclosures arising under the CARES Act, the PPPHCE Act and the CAA. Similarly, Congress is conducting its own oversight to ensure that federal dollars were properly allocated. We and our operators could become subject to this type of scrutiny, which could result in requests to repay funds, negative publicity and other adverse consequences.

Investment Company Act

We believe that we are not, and intend to conduct our operations so as not to become, regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely, on current interpretations of the staff of the SEC in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we use, refer to "Risk Factors—Risks Related to Regulatory Matters and Our REIT Tax Status—*Maintenance of our Investment Company Act exemption imposes limits on our operations*" in our 2022 Form 10-K.

For additional information regarding regulations applicable to us, refer to "Risk Factors" in our 2022 Form 10-K.

Independent Directors' Review of Our Policies

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage and conflicts of interest and determined that they are in the best interests of our stockholders.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors. The audit committee and compensation committee of our board of directors are composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is *www.northstarhealthcarereit.com*. The information on our website is not incorporated by reference in this Annual Report. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines, our audit committee charter and our compensation committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics or any waiver applicable to any of our directors, executive officers or senior financial officers.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

As of March 27, 2023, we had 195,421,665 shares of our common stock outstanding held by a total of 36,483 stockholders of record.

There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board of directors will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board of directors does not have a stated term for evaluating a listing on a national securities exchange as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

In order for members of FINRA and their associated persons to have participated in the offering and sale of our shares of common stock or to participate in any future offering of our shares of common stock, we are required, pursuant to FINRA Rule 2310, to disclose in each Annual Report distributed to our stockholders a per share estimated value of our shares of common stock, the method by which it was developed and the date of the data used to develop the estimated value. In addition, we must prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares of common stock.

The following table presents the estimated value per share of common stock:

Effective Date	Estimated Value per Share	Valuation Date
April 2016	$ 8.63	12/31/2015
December 2016	9.10	6/30/2016
December 2017	8.50	6/30/2017
December 2018	7.10	6/30/2018
December 2019	6.25	6/30/2019
December 2020	3.89	6/30/2020
November 2021	3.91	6/30/2021
November 2022	2.93	6/30/2022

On November 10, 2022, upon the recommendation of the audit committee of our board of directors, our board of directors, including all of our independent directors, approved and established an estimated value per share of our common stock of $2.93 as of June 30, 2022, or the Valuation Date. The estimated value per share is based upon the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares of our common stock outstanding, in each case as of the Valuation Date. The information used to generate the estimated value per share, including market information, investment- and property-level data and other information provided by third parties, was the most recent information practically available as of the Valuation Date.

As of the Valuation Date, (i) the estimated value of our healthcare real estate (direct investments) properties was $1.00 billion, compared with an aggregate cost, including purchase price, deferred costs and other assets, of $1.45 billion, (ii) the estimated value of our healthcare real estate investments held through unconsolidated joint ventures (unconsolidated investments) was $355.4 million, compared with an aggregate equity contribution, net of distributions in connection with asset sales, of $434.1 million, and (iii) the estimated value of our healthcare real estate (direct investments) liabilities was $885.1 million, compared with an aggregate outstanding principal amount of $931.6 million.

For additional information on the methodology used in calculating our estimated value per share as of June 30, 2022, refer to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 10, 2022.

It is currently anticipated that our next estimated value per share will be based upon our assets and liabilities as of June 30, 2023 and such value will be included in a Quarterly Report on Form 10-Q or such other filing with the SEC. We intend to continue to publish an updated estimated value per share annually.

Distributions

During the year ended December 31, 2022, our board of directors declared and paid a special distribution, or the Special Distribution, to stockholders totaling approximately $97.1 million. We did not declare any distributions to stockholders during the years ended December 31, 2021 and 2020.

For federal income tax purposes, distributions paid to stockholders are characterized as ordinary income, capital gains or return of capital. For the year ended December 31, 2022, distributions paid to stockholders represent return of capital distributions. A return of capital is nontaxable, which reduces the tax basis of our stockholder's overall return.

Distribution Reinvestment Plan

We adopted our DRP through which common stockholders were able to elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. Since inception, we issued 25.7 million shares of common stock, generating gross offering proceeds of $232.6 million pursuant to our DRP. No selling commissions or dealer manager fees were paid on shares issued pursuant to our DRP. Our board of directors may amend, suspend or terminate our DRP for any reason upon ten-days' notice to participants, except that we may not amend our DRP to eliminate a participant's ability to withdraw from our DRP. In April 2022, our board of directors elected to suspend our DRP, effective April 30, 2022. As a result, all future distributions, if any, will be paid in cash. For the year ended December 31, 2022, we did not issue shares of common stock pursuant to our DRP.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We adopted our Share Repurchase Program effective August 7, 2012 which enabled stockholders to sell their shares to us in limited circumstances. On April 7, 2020, our board of directors determined to suspend all repurchases under our Share Repurchase Program effective April 30, 2020 in order to preserve capital and liquidity.

We are not obligated to repurchase shares under our Share Repurchase Program when our Share Repurchase Program is in effect. Our board of directors may, in its sole discretion, amend, suspend or terminate our Share Repurchase Program at any time provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of our board of directors) will only take effect upon ten days' prior written notice except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days' prior written notice.

For the year ended December 31, 2022, we did not repurchase any shares of our common stock.

Unregistered Sales of Equity Securities

On October 31, 2022 and November 30, 2022, we issued 208,635 shares of common stock at $3.91 per share and 134,482 shares of common stock at $2.93, respectively, to our Former Advisor as part of its asset management fee, pursuant to the advisory agreement. These shares were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in "Financial Statements and Supplementary Data" and the risk factors in "Risk Factors" of our 2022 Form 10-K. References to "we," "us," "our," or "NorthStar Healthcare" refer to NorthStar Healthcare Income, Inc. and its subsidiaries unless the context specifically requires otherwise.

Business Summary

Our investments are categorized as follows:

- Direct Investments - Operating - Properties operated pursuant to management agreements with managers, in which we own a controlling interest.

- Direct Investments - Net Lease - Properties operated under net leases with an operator, in which we own a controlling interest.

- Unconsolidated Investments - Joint ventures, which include properties operated under net leases with operators or pursuant to management agreements with managers, in which we own a minority, non-controlling interest.

Through our direct investments, we own a diversified portfolio of seniors housing properties, including independent living facilities, or ILFs, assisted living facilities, or ALFs, and memory care facilities, or MCFs, located throughout the United States. In addition, through our unconsolidated investments we have invested in a broader spectrum of healthcare real estate, including seniors housing properties, as well as continuing care retirement communities, or CCRCs, skilled nursing facilities, or SNFs, medical office buildings, or MOBs, specialty hospitals and ancillary services businesses, across the United States and United Kingdom. For information regarding our investments as of December 31, 2022, refer to "Our Investments" included in "Business" in this Annual Report.

Business Update

The following is a summary of business activities and events occurring during the year ended December 31, 2022:

Investments, Financings and Disposition Activities

- We invested capital totaling $29.3 million into our portfolio, including revenue enhancing building amenity refreshes and resident unit upgrades, in order to maintain market position, functional standards and improve operating income.

- The Espresso joint venture completed the sale of 74 properties, which generated our proportionate share of distributions totaling $49.7 million.

- In July, we exercised our option to extend the maturity date of a mortgage note payable collateralized by a property within the Rochester portfolio from August 2022 to August 2023, which required a $0.2 million principal repayment toward the outstanding principal balance.

- In June, we repaid the outstanding financing on the Oak Cottage portfolio at a discounted payoff of $3.7 million.

Special Distribution

- On April 20, 2022, our board of directors declared and paid a special distribution, or the Special Distribution, of $0.50 per share for each stockholder of record on May 2, 2022 totaling approximately $97.1 million.

Factors Impacting Our Operating Results

The seniors housing industry, including our business, continues to be adversely impacted by the effects of COVID-19 and broader macroeconomic trends. Our revenue depends on occupancy levels at our properties, which declined significantly as a result of COVID-19 and still have not returned to pre-pandemic levels. At the same time, our costs have increased as a result of macroeconomic trends, including increases in labor costs and historically low unemployment, inflation and rising interest rates, as well as increased health and safety measures, increased governmental regulation and compliance, vaccine mandates and other operational changes necessitated in response to the COVID-19 pandemic. Increased labor costs and a shortage of available skilled and unskilled workers has, and may continue to, increase the cost of staffing at our facilities. We have been required to enhance pay and benefits packages to compete effectively for personnel, pay additional overtime and use costly contract labor. Our operating and administrative costs, including repairs and maintenance, food costs, utilities, insurance and other operating costs, have been, and may continue to be adversely affected by inflation. We may be able to offset increased labor and other costs by increasing rates charged to residents, but we may not be able to do so in a timely manner and it may ultimately result in a decline in occupancy and revenues. Increases in interest rates may help ease inflation and our operating costs, but also increase our debt service obligations on our variable rate debt and create the possibility of slowing economic growth, which may affect the ability of seniors to pay resident fees at our properties, and lower asset values.

Operating Performance

The following is a summary of the performance of our investment segments for the year ended December 31, 2022 as compared to the year ended December 31, 2021. For additional information on financial results, refer to "—Results of Operations."

Direct Investments - Operating

The seniors housing industry average occupancy improved 2.8% from 2021 to 83.0% during the fourth quarter of 2022, as a result of increasing resident demand, improving consumer sentiment and easing restrictions on visitations and admissions, but was still 4.2% below its pre-pandemic level of 87.1% in the first quarter of 2020 (source: The National Investment Centers for Seniors Housing & Care).

Our direct operating investments experienced occupancy growth as resident move-ins increased by 4.0% and resident move-outs declined by 2.1% as compared to the prior year. A summary of average occupancy of our direct operating investments by property manager is as follows:

Manager	Average Monthly Occupancy			Average Annual Occupancy		
	December 2022	December 2021	Variance	2022	2021	Variance
Solstice Senior Living	85.9 %	77.2 %	8.7 %	82.2 %	73.9 %	8.3 %
Watermark Retirement Communities [1]	78.9 %	77.2 %	1.7 %	77.7 %	75.4 %	2.3 %
Avamere Health Services	90.5 %	85.0 %	5.5 %	88.5 %	81.9 %	6.6 %
Integral Senior Living [1]	97.5 %	97.5 %	— %	97.3 %	98.1 %	(0.8)%
Direct Investments - Operating	**84.3 %**	**77.9 %**	**6.4 %**	**81.5 %**	**75.1 %**	**6.4 %**

_____

(1)   Average monthly occupancy for December 2021 and annual occupancy for 2021 excludes properties sold.

The following table is a summary of the operating performance at our direct operating investments, excluding properties sold, for the years ended December 31, 2022 and 2021 (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2022	2021	Amount	%
Property revenues				
Resident fee income	$ 44,274	$ 40,668	$ 3,606	8.9 %
Rental income	138,245	122,614	15,631	12.7 %
Total property revenues	182,519	163,282	19,237	11.8 %
Property operating expenses				
Salaries and wages	62,113	55,603	6,510	11.7 %
Utilities	12,144	10,332	1,812	17.5 %
Food and beverage	10,427	8,990	1,437	16.0 %
Repairs and maintenance	13,835	12,276	1,559	12.7 %
Property taxes	11,603	12,192	(589)	(4.8)%
Property management fee	9,123	8,174	949	11.6 %
All other expenses	17,934	15,315	2,619	17.1 %
Total property operating expenses	137,179	122,882	14,297	11.6 %
Total property revenues, net of property operating expenses	$ 45,340	$ 40,400	$ 4,940	12.2 %

Overall, property revenues, net of property operating expenses, increased by $4.9 million for the year ended December 31, 2022 as compared to the prior year. The increase was primarily attributable to rental and resident fee income increasing by $19.2 million as a result of improved occupancy and rates at our ILFs, ALFs, and MCFs. The increase was partially offset by a $14.3 million increase in property operating expenses primarily a result of staffing challenges, which resulted in additional overtime hours and the use of agency and contract labor to fill open positions. Higher occupancy and inflationary pressures significantly impacted all variable operating costs, most notably utilities and food and beverage costs. Additionally, the resumption of normalized business operations has allowed our operators to complete deferred repairs and maintenance projects.

Direct Investments - Net Lease

Beginning in February 2021, the operator of the four net lease properties in our Arbors portfolio has been unable to satisfy its obligations under its leases and remits rent and pays property-level expenses based on its available cash. As a result, during the year ended December 31, 2022, we recorded rental income to the extent rental payments were received, which totaled $1.6 million for the year ended December 31, 2022, as compared to $3.4 million for the year ended December 31, 2021. The properties experienced similar operating cost pressures and staffing challenges as our direct operating investments, as well as sustaining suboptimal occupancy levels due to competitive pressures, which contributed to lower rent collected during the year ended December 31, 2022.

Unconsolidated Investments

We own minority, non-controlling interests in joint ventures, which own investments in real estate properties. The following table presents the distributions received from our unconsolidated investments (dollars in thousands):

| | Cash Distributions for the Year Ended December 31, | | | | | | Total Increase (Decrease) | |
| | 2022 | | | 2021 | | | | |
Portfolio	Sales	Operating	Total	Sales	Operating	Total	$	%
Eclipse	$ 846	$ —	$ 846	$ 2,898	$ —	$ 2,898	$ (2,052)	(70.8)%
Envoy[1]	66	—	66	817	—	817	(751)	(91.9)%
Diversified US/UK	—	2,433	2,433	—	4,257	4,257	(1,824)	(42.8)%
Espresso	49,704	4,950	54,654	1,173	4,327	5,500	49,154	893.7 %
Trilogy	—	9,134	9,134	—	4,638	4,638	4,496	96.9 %
Total	$ 50,616	$ 16,517	$ 67,133	$ 4,888	$ 13,222	$ 18,110	$ 49,023	270.7 %

(1)   The joint venture completed the sale of its remaining operating assets in 2019 and is currently in the process of liquidating the remaining cash, which resulted in non-recurring residual earnings recognized during the years end December 31, 2022 and 2021.

During the year ended December 31, 2022, we received distributions from our unconsolidated investments, which totaled $67.1 million as compared to $18.1 million for the year ended December 31, 2021. Higher distributions during the year ended December 31, 2022 were a result of proceeds from sales transactions in the Espresso joint venture. Distributions continued to be limited by reinvestment and development in the Trilogy joint venture and operational challenges in the Diversified US/UK and Eclipse joint ventures.

The following table is a summary of operations and performance for the Trilogy and Diversified US/UK joint ventures (dollars in thousands):

| | Trilogy | | | | Diversified US/UK | | | |
| | Year Ended December 31, | | Increase (Decrease) | | Year Ended December 31, | | Increase (Decrease) | |
	2022	2021	Amount	%	2022	2021	Amount	%
Property and other revenues								
Total property and other revenues	$ 1,252,175	$ 1,009,256	$ 242,919	24.1 %	$ 225,222	$ 255,680	$ (30,458)	(11.9)%
Expenses								
Property operating expenses	1,107,757	913,443	194,314	21.3 %	128,363	119,731	8,632	7.2 %
Interest expense	51,648	39,123	12,525	32.0 %	102,593	77,484	25,109	32.4 %
Administrative, transaction & other	429	9,449	(9,020)	(95.5)%	10,317	3,692	6,625	179.4 %
Depreciation and amortization	65,393	55,729	9,664	17.3 %	77,628	84,416	(6,788)	(8.0)%
Impairment loss	—	—	—	NA	160,189	(2,288)	162,477	(7,101.3)%
Total expenses	1,225,227	1,017,744	207,483	20.4 %	479,090	283,035	196,055	69.3 %
Other income (loss), net	1,407	(1,355)	2,762	(203.8)%	(3,854)	(1,005)	(2,849)	283.5 %
Other gains (losses)	21,903	(2,593)	24,496	(944.7)%	22,050	(18)	22,068	(122,600.0)%
Income tax benefit (expense)	—	—	—	NA	3,115	2,690	425	15.8 %
Net income (loss)	$ 50,258	$ (12,436)	$ 62,694	(504.1)%	$ (232,557)	(25,688)	$ (206,869)	805.3 %
Ownership	23.2 %	23.2 %			14.3 %	14.3 %		
Equity in earnings (losses)	$ 11,652	$ (2,891)	$ 14,543	(503.0)%	$ (33,280)	$ (3,676)	$ (29,604)	805.3 %

Trilogy

The joint venture's facilities experienced continued occupancy recovery and revenue growth throughout 2022. Although operating margins were impacted by the effects of labor shortages and inflationary pressures, occupancy growth, coupled with higher rates, resulted in improved operating income in 2022. Additionally, federal COVID-19 provider relief grant income recognized during 2022, which totaled $24.8 million, exceeded grant income of $13.9 million recognized in 2021. Improvements to operating cash flows in 2022 were partially offset by higher interest expense, driven by rising LIBOR and outstanding debt.

Diversified US/UK

The Diversified US/UK Portfolio continued to face challenges during 2022. In the United Kingdom, the tenant of the U.K. Sub-Portfolio was unable to improve performance, pay its rent obligations under the lease and resolve its overall liquidity position. As a result, the joint venture completed a lease restructuring in November 2022, which included a reduction in rent based on the performance of the properties, the draw down of the rent deposit and the acquisition of the tenant by an affiliate of our Former Sponsor. In connection with the lease restructuring, the joint venture also restructured its existing debt, including incurring a new mezzanine tranche, and agreed to remain in cash trap until certain performance levels are achieved.

Within the United States, although the performance of the MOBs within the MOB Sub-Portfolio and Mixed U.S. Sub-Portfolio were both relatively stable, the seniors housing assets operated under management agreements continued to struggle with macroeconomic trends and slow recovery from the pandemic, including suboptimal occupancy, increased labor expenses and other inflationary pressures, and various tenants operating SNFs or specialty hospitals under net leases defaulted on their rent obligations within the Mixed U.S. Sub-Portfolio. The Mixed U.S. Sub-Portfolio has approximately $1.0 billion and $0.5 billion of mortgage and mezzanine floating-rate financing, respectively, or the Mixed U.S. Sub-Portfolio Debt, which is secured by all of the assets within the Mixed U.S. Sub-Portfolio. Rising interest rates under the Mixed U.S. Sub-Portfolio Debt, together with the operating challenges, created significant cash flow and liquidity issues within the Mixed U.S. Sub-Portfolio, resulting in a cash flow sweep beginning in July 2022 and ultimately a payment default on the mezzanine tranche of the Mixed U.S. Sub-Portfolio Debt in March 2023.

In August 2022, subsidiaries of the Diversified US/UK Portfolio entered into a purchase and sale agreement to sell the MOB Sub-Portfolio and all of the MOBs and two specialty hospitals within the Mixed U.S. Sub-Portfolio. However, due to a variety of factors, this purchase and sale agreement was terminated in February 2023, and the transaction proceeded with the sale of only the MOB Sub-Portfolio for a purchase price of $121.5 million, substantially all of which was used to repay debt on the MOB Sub-Portfolio and pay transaction expenses.

As a result of all of the above, the financial statements for the Diversified US/UK Portfolio for the year ended December 31, 2022 raised doubt regarding the joint venture's ability to continue as a going concern.

The following is a summary of operations and performance for the Espresso and Eclipse joint ventures for the year ended December 31, 2022:

- *Espresso:* During the year, the joint venture received full contractual rent from its net lease operators and distributed excess cash flows from operations and proceeds from sub-portfolio sales, of which our proportionate share totaled $5.0 million and $49.7 million, respectively. Rental income has declined as a result of the sub-portfolio sales. The joint venture continues to pursue dispositions of its remaining properties.

- *Eclipse:* The joint venture continued to struggle with cash flow and liquidity issues. During 2022, two sub-portfolios did not generate sufficient cash flow to cover expenses, capital needs and debt service, resulting in the disposition of one sub-portfolio consisting of seven properties for an amount equal to the debt and another sub-portfolio consisting of eight properties being placed into receivership by the lenders. In addition, the tenant of a net leased sub-portfolio of 10 SNFs stopped paying rent in its entirety, ultimately resulting in the sale of this portfolio for an amount equal to its debt in February 2023. The remaining three sub-portfolios also face operating challenges, to varying degrees, as a result of the macroeconomic environment and slow recovery from the pandemic, among other factors.

Recent Developments

The following is a discussion of material events which have occurred subsequent to December 31, 2022 through March 27, 2023.

Diversified US/UK Joint Venture

In February 2023, due to a variety of factors, subsidiaries of the Diversified US/UK Portfolio terminated the purchase and sale agreement to sell the MOB Sub-Portfolio and all of the MOBs and two specialty hospitals within the Mixed U.S. Sub-Portfolio and the transaction proceeded with the sale of only the MOB Sub-Portfolio for a purchase price of $121.5 million, substantially all of which was used to repay debt on the MOB Sub-Portfolio and pay transaction expenses. As a result of the reduced sale price and terminated purchase and sale agreement, the joint venture recorded additional impairment for the year ended December 31, 2022 which we recognized through equity in earnings (losses) on our consolidated statements of operations.

In addition, the Mixed U.S. Sub-Portfolio Debt, which had been in cash trap since July 2022, went into payment default on the mezzanine tranche as of March 2023.

TSA

On March 22, 2023, we amended the TSA to, among other things, extend the provision of legal services until such time as we elect to terminate such services in accordance with the TSA.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Certain accounting policies are considered to be critical accounting policies. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's subjective and complex judgments, and for which the impact of changes in estimates and assumptions could have a material effect on our financial statements. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made, based upon information available to us at that time.

For a summary of our accounting policies, refer to Note 2, "Summary of Significant Accounting Policies" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data"

We believe impairment to be a critical accounting estimate based on the nature of our operations and/or require significant management judgment and assumptions. Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including healthcare sector conditions, together with asset and market specific circumstance, among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. Fair values can be estimated based upon the income capitalization approach, using net operating income for each property and applying indicative capitalization and discount rates or sales comparison approach, using what other purchasers and sellers in the market have agreed to as price for comparable properties.

Impairment

During the year ended December 31, 2022, we recorded impairment losses on our operating real estate totaling $31.9 million. Impairment losses of $18.5 million, $8.5 million and $3.9 million for facilities in our Arbors, Winterfell and Rochester portfolios, respectively, were a result of declining operating margins and lower projected future cash flows. In addition, impairment losses totaling $0.8 million and $0.2 million were recorded for property damage sustained by facilities in our Winterfell portfolio and a facility in our Avamere portfolio, respectively.

Prior years' accumulated impairment losses totaled $149.7 million for operating real estate that we continue to hold as of December 31, 2022. Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for additional information regarding impairment recorded in prior years.

Our unconsolidated ventures recorded impairment losses and reserves on properties in their respective portfolios, which have been recognized through our equity in earnings (losses), of which our proportionate share totaled $25.1 million for the year ended December 31, 2022. The Diversified US/UK and Eclipse joint ventures recorded impairment losses for facilities with lower projected future cash flows and shortened hold periods, of which our proportionate share was $22.9 million and $2.2 million, respectively.

In addition, we recorded impairment on our investment in the Diversified US/UK joint venture, which totaled $13.4 million and reduced the carrying value of our investment in the Diversified US/UK joint venture to $28.4 million as of December 31, 2022. Our assessment for the recoverability of our investment took into consideration the joint venture's post-COVID-19 underperformance, rising interest rates and the joint venture's ability to continue to service debt collateralized by substantially all of its domestically-located healthcare real estate.

At this time, it is difficult to assess and estimate the continuing impact of the COVID-19 pandemic, inflation, rising interest rates, risk of recession and other economic conditions. As the future impact will depend on many factors beyond our control and knowledge, the resulting effect on impairment of our operating real estate and investments in unconsolidated ventures may materially differ from our current expectations and further impairment charges may be recorded in the future.

Results of Operations

Comparison of the Year Ended December 31, 2022 to December 31, 2021 (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)	
	2022	2021	Amount	%
Property and other revenues				
Resident fee income	$ 44,274	105,955	(61,681)	(58.2)%
Rental income	139,841	137,322	2,519	1.8 %
Other revenue	1,021	—	1,021	NA
Total property and other revenues	185,136	243,277	(58,141)	(23.9)%
Interest income				
Interest income on debt investments	—	4,667	(4,667)	(100.0)%
Expenses				
Property operating expenses	137,578	177,936	(40,358)	(22.7)%
Interest expense	43,278	61,620	(18,342)	(29.8)%
Transaction costs	1,569	54	1,515	2,805.6 %
Asset management fees - related party	8,058	11,105	(3,047)	(27.4)%
General and administrative expenses	13,938	12,691	1,247	9.8 %
Depreciation and amortization	38,587	54,836	(16,249)	(29.6)%
Impairment loss	45,299	5,386	39,913	741.1 %
Total expenses	288,307	323,628	(35,321)	(10.9)%
Other income, net	77	7,278	(7,201)	(98.9)%
Realized gain (loss) on investments and other	1,029	79,477	(78,448)	(98.7)%
Equity in earnings (losses) of unconsolidated ventures	47,625	15,843	31,782	200.6 %
Income tax expense	(61)	(99)	38	(38.4)%
Net income (loss)	$ (54,501)	$ 26,815	$ (81,316)	(303.2)%

Resident Fee Income

The following table presents resident fee income generated by our direct investments (dollars in thousands):

	Year Ended December 31,		Increase (Decrease)	
	2022	2021	Amount	%
Same store ALF/MCF properties (excludes properties sold)	$ 44,274	$ 40,668	$ 3,606	8.9 %
Properties sold	—	65,287	(65,287)	(100.0)%
Total resident fee income	$ 44,274	$ 105,955	$ (61,681)	(58)%

Resident fee income decreased $61.7 million as a result of property sales during 2021. The Watermark Fountains portfolio sold in December 2021, the Kansas City portfolio in June 2021 and a property within the Aqua portfolio sold in March 2021.

Excluding properties sold, resident fee income increased by $3.6 million primarily as a result of increases in average occupancy and rates at our ALFs.

Rental Income

The following table presents rental income generated by our direct investments (dollars in thousands):

	Year Ended December 31,		Increase (Decrease)	
	2022	2021	Amount	%
Same store ILF properties (excludes properties sold)	$ 138,245	$ 122,614	$ 15,631	12.7 %
Same store net lease properties (excludes properties sold)				
Rental payments	1,596	3,449	(1,853)	(53.7)%
Straight-line rental income (loss)	—	(7,350)	7,350	(100.0)%
Total same store net lease properties (excludes properties sold)	1,596	(3,901)	5,497	(140.9)%
Properties sold	—	18,609	(18,609)	(100.0)%
Total rental income	$ 139,841	$ 137,322	$ 2,519	1.8 %

Overall, rental income increased by $2.5 million as compared to year ended December 31, 2021. The increase was partially offset by the loss of revenues from properties sold in 2021.

Excluding properties sold, rental income increased by $21.1 million primarily as a result of improved occupancy at our ILFs during the year ended December 31, 2022 and the write-off of straight-line rent receivables at our Arbors portfolio during 2021.

Other Revenue

Other revenue consists of interest earned on uninvested cash balances during the year ended December 31, 2022.

Interest Income on Debt Investments

There was no interest income on debt investments recognized during the year ended December 31, 2022 as a result of receiving the full repayment of outstanding principal on our mezzanine loan debt investment in August 2021.

Property Operating Expenses

The following table presents property operating expenses incurred by our direct investments (dollars in thousands):

	Year Ended December 31,		Increase (Decrease)	
	2022	2021	Amount	%
Same store (excludes properties sold and COVID-19 related expenses)				
ALF/MCF properties	$ 36,469	$ 30,384	$ 6,085	20.0 %
ILF properties	100,303	89,970	10,333	11.5 %
Net lease properties	39	29	10	34.5 %
COVID-19 related expenses	407	2,528	(2,121)	(83.9)%
Properties sold	360	55,025	(54,665)	(99.3)%
Total Property operating expenses	$ 137,578	$ 177,936	$ (40,358)	(22.7)%

Overall, total operating expenses decreased $40.4 million primarily as a result of property sales during the year ended December 31, 2021.

Excluding properties sold, operating expenses increased $14.3 million, primarily a result of labor costs. Higher occupancy and inflationary pressures impacted significantly all variable operating costs, most notably utilities and food and beverage costs. Additionally, the resumption of normalized business operations has allowed our operators to complete deferred repairs and maintenance projects.

Interest Expense

The following table presents interest expense incurred on our borrowings (dollars in thousands):

	Year Ended December 31,				Increase (Decrease)		
		2022		2021		Amount	%
Same store (excludes properties sold)							
ALF/MCF properties	$	5,954	$	5,562	$	392	7.0 %
ILF properties		33,715		33,000		715	2.2 %
Net lease properties		3,609		3,699		(90)	(2.4)%
Properties sold		—		18,618		(18,618)	(100.0)%
Corporate		—		741		(741)	(100.0)%
Total interest expense	$	43,278	$	61,620	$	(18,342)	(29.8)%

Interest expense decreased $18.3 million primarily as a result of the repayment of mortgage notes payable which were collateralized by properties sold during the year ended December 31, 2021. Corporate interest expense represents interest resulting from the borrowings under the Sponsor Line, which was repaid in full in July 2021.

On a same store basis, while average mortgage notes principal balances have decreased as compared to December 31, 2021 due to continued principal amortization, interest expense on our floating rate debt has increased due to higher LIBOR.

Transaction Costs

Transaction costs for the year ended December 31, 2022 included $1.5 million for legal and professional fees incurred to complete the Internalization, as well as $0.1 million for costs associated with transition services provided by the Former Advisor to facilitate an orderly transition of the management of our operations.

Asset Management Fees - Related Party & General and Administrative Expenses

In connection with the Internalization, the advisory agreement was terminated on October 21, 2022, as a result asset management fees decreased by $3.0 million for the year ended December 31, 2022 as compared to December 31, 2021. Under our new internalized structure, we directly incur and pay all operating costs. General and administrative expenses increased $1.2 million primarily as a result of amortizing our directors' and officers' insurance premium incurred and reimbursed to the Former Advisor over the term of the policy, beginning in December 2021.

Depreciation and Amortization

The following table presents depreciation and amortization recognized on our direct investments (dollars in thousands):

	Year Ended December 31,				Increase (Decrease)		
		2022		2021		Amount	%
Same store (excludes properties sold)							
ALF/MCF properties	$	7,171	$	6,995	$	176	2.5 %
ILF properties		28,087		29,306		(1,219)	(4.2)%
Net lease properties		3,329		3,444		(115)	(3.3)%
Properties sold		—		15,091		(15,091)	(100.0)%
Total depreciation and amortization	$	38,587	$	54,836	$	(16,249)	(29.6)%

Depreciation and amortization expense decreased $16.2 million, primarily as a result of properties sold during the year ended December 31, 2021, as well as impairments recognized during the years ended December 31, 2022 and 2021, which reduced building depreciation expense in 2022.

Impairment Loss

During the year ended December 31, 2022, impairment losses on operating real estate totaled $31.9 million and impairment losses recorded on unconsolidated ventures investments totaled $13.4 million. Refer to "—Impairment" for additional discussion.

During the year ended December 31, 2021, impairment losses on operating real estate totaled $5.4 million, consisting of $4.6 million recognized for one independent living facility within our Winterfell portfolio and $0.8 million for our Smyrna net lease property, which was sold in May 2021.

Other Income, Net

Other income, net for the year ended December 31, 2022 consisted of $0.1 million in COVID-19 testing reimbursements received and recognized at our Avamere portfolio. For the year ended December 31, 2021, other income, net consisted of $7.7 million in federal COVID-19 provider relief grants from the U.S. Department of Health and Human Services, or HHS, partially offset by a $0.5 million non-operating loss recognized at a property within the Watermark Fountains.

Realized Gain (Loss) on Investments and Other

During the year ended December 31, 2022, we recognized gains on mortgage interest rate caps, a discounted financing payoff and distributions that exceeded our carrying value in our unconsolidated investments. Gains were partially offset by losses recognized on other investment activity.

During the year ended December 31, 2021, we recognized net gains on real estate property sales, which totaled $84.0 million and were partially offset by $8.7 million of debt extinguishment losses. In addition, we recognized gains on distributions that exceeded our carrying value for our investments in the Espresso and Envoy joint ventures, which totaled $4.4 million.

Equity in Earnings (Losses) of Unconsolidated Ventures

The following table presents the results of our unconsolidated ventures (dollars in thousands):

	Year Ended December 31,							
	2022	2021	2022	2021	2022	2021		
Portfolio	Equity in Earnings (Losses)		FFO and MFFO adjustments[1]		Equity in Earnings, after FFO and MFFO adjustments		Increase (Decrease)	
Eclipse	$ (3,176)	$ 2,130	$ 2,851	$ (1,563)	$ (325)	$ 567	$ (892)	(157.3)%
Envoy	—	740	—	(744)	—	(4)	4	(100.0)%
Diversified US/UK	(33,280)	(3,676)	36,030	17,441	2,750	13,765	(11,015)	(80.0)%
Espresso	72,427	19,619	(66,393)	(9,690)	6,034	9,929	(3,895)	(39.2)%
Trilogy	11,652	(2,891)	11,966	15,033	23,618	12,142	11,476	94.5 %
Subtotal	$ 47,623	$ 15,922	$ (15,546)	$ 20,477	$ 32,077	$ 36,399	$ (4,322)	(11.9)%
Solstice	2	(79)	—	2	2	(77)	79	(102.6)%
Total	$ 47,625	$ 15,843	$ (15,546)	$ 20,479	$ 32,079	$ 36,322	$ (4,243)	(11.7)%

_____

(1) Represents our proportionate share of revenues and expenses excluded from the calculation of FFO and MFFO for unconsolidated investments. Refer to "—Non-GAAP Financial Measures" for additional discussion.

Our equity in earnings generated by our unconsolidated investments increased by $31.8 million primarily due to gains recognized on property sales in the Espresso joint venture and gains recognized by the Trilogy joint venture upon acquiring the remaining ownership interest of an investment portfolio. Gains recognized during the year ended December 31, 2022 exceeded the gains recognized on property sales in the Espresso and Eclipse joint ventures during the year ended December 31, 2021. The increase was offset by real estate impairments recorded by the Diversified US/UK and Eclipse joint ventures.

Equity in earnings, after FFO and MFFO adjustments, decreased by $4.2 million as a result of lower rental income recognized in the Diversified US/UK and Espresso joint ventures, partially offset by improvements in the Trilogy joint venture during the year ended December 31, 2022.

Comparison of the Year Ended December 31, 2021 to December 31, 2020 (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2021	2020	Amount	%
Property and other revenues				
Resident fee income	$ 105,955	$ 118,126	$ (12,171)	(10.3)%
Rental income	137,322	157,024	(19,702)	(12.5)%
Other revenue	—	198	(198)	(100.0)%
Total property and other revenues	243,277	275,348	(32,071)	(11.6)%
Interest income				
Interest income on debt investments	4,667	7,674	(3,007)	(39.2)%
Expenses				
Property operating expenses	177,936	184,178	(6,242)	(3.4)%
Interest expense	61,620	65,991	(4,371)	(6.6)%
Transaction costs	54	65	(11)	(16.9)%
Asset management fees - related party	11,105	17,170	(6,065)	(35.3)%
General and administrative expenses	12,691	16,505	(3,814)	(23.1)%
Depreciation and amortization	54,836	65,006	(10,170)	(15.6)%
Impairment loss	5,386	165,968	(160,582)	(96.8)%
Total expenses	323,628	514,883	(191,255)	(37.1)%
Other income, net	7,278	1,840	5,438	295.5 %
Realized gain (loss) on investments and other	79,477	302	79,175	26,216.9 %
Equity in earnings (losses) of unconsolidated ventures	15,843	(34,466)	50,309	(146.0)%
Income tax expense	(99)	(53)	(46)	86.8 %
Net income (loss)	$ 26,815	$ (264,238)	$ 291,053	(110.1)%

Resident Fee Income

The following table presents resident fee income generated by our direct investments (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2021	2020	Amount	%
Same store ALF/MCF properties (excludes properties sold)	$ 40,668	$ 39,800	$ 868	2.2 %
Properties sold	65,287	78,326	(13,039)	(16.6)%
Total resident fee income	$ 105,955	$ 118,126	$ (12,171)	(10)%

Resident fee income decreased $12.2 million as a result of property sales in the year ended December 31, 2021. The Watermark Fountains portfolio sold in December 2021, the Kansas City portfolio in June 2021 and a property within the Aqua portfolio sold in March 2021.

Excluding properties sold, resident fee income increased $0.9 million primarily as a result of an increase in occupancy and rates at our Oak Cottage property.

Rental Income

The following table presents rental income generated by our direct investments (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2021	2020	Amount	%
Same store ILF properties (excludes properties sold)	$ 122,614	$ 124,125	$ (1,511)	(1.2)%
Same store net lease properties (excludes properties sold)				
Rental payments	3,449	10,139	(6,690)	(66.0)%
Straight-line rental income (loss)	(7,350)	476	(7,826)	(1,644.1)%
Total same store net lease properties (excludes properties sold)	(3,901)	10,615	(14,516)	(136.7)%
Properties sold	18,609	22,284	(3,675)	(16.5)%
Total rental income	$ 137,322	$ 157,024	$ (19,702)	(12.5)%

Rental income decreased $19.7 million primarily due to the operator of our Arbors net lease portfolio not remitting full contractual rent during the year ended December 31, 2021, which also resulted in the write-off of straight-line rent receivables. Limited move-ins and elevated move-outs throughout the first half of 2021 resulted in lower average occupancy and rental income recognized by our ILFs. Additionally, the Watermark Fountains net lease portfolio was sold in December 2021 and recognized lower contractual rent in 2021 under the amended terms of the lease.

Other Revenue

Other revenue is primarily interest earned on uninvested cash, which was impacted by a decline in market interest rates.

Interest Income on Debt Investments

During the year ended December 31, 2021, interest income generated by our mezzanine loan debt investment decreased as a result of receiving the full repayment of outstanding principal in August 2021. The borrower funded principal repayments through net proceeds generated from the sale of underlying collateral and available operating cash flow.

Property Operating Expenses

The following table presents property operating expenses incurred by our direct investments (dollars in thousands):

| | Year Ended December 31, | | Increase (Decrease) | |
	2021	2020	Amount	%
Same store (excludes properties sold and COVID-19 related expenses)				
ALF/MCF properties	$ 30,384	$ 27,866	$ 2,518	9.0 %
ILF properties	89,970	83,172	6,798	8.2 %
Net lease properties	29	13	16	123.1 %
COVID-19 related expenses	2,528	5,725	(3,197)	(55.8)%
Properties sold	55,025	67,402	(12,377)	(18.4)%
Total Property operating expenses	$ 177,936	$ 184,178	$ (6,242)	(3.4)%

Overall, total operating expenses decreased $6.2 million primarily as a result of property sales in the year ended December 31, 2021. The Watermark Fountains portfolio sold in December 2021, the Kansas City portfolio in June 2021 and a property within the Aqua portfolio sold in March 2021. Additionally, COVID-19 related expenses were lower during the year ended December 31, 2021 as compared to 2020.

Excluding properties sold and COVID-19 related expenses, operating expenses increased $9.3 million, primarily as a result of our operators experiencing staffing challenges, which has increased salaries and wages due to additional overtime hours and use of agency and contract labor to fill open positions. In addition, the resumption of normalized business operations has allowed our operators to complete deferred repairs and maintenance projects.

Interest Expense

The following table presents interest expense incurred on our borrowings (dollars in thousands):

	Year Ended December 31,				Increase (Decrease)		
		2021		2020		Amount	%
Same store (excludes properties sold)							
ALF/MCF properties	$	5,562	$	5,688	$	(126)	(2.2)%
ILF properties		33,000		34,151		(1,151)	(3.4)%
Net lease properties		3,699		3,797		(98)	(2.6)%
Properties sold		18,618		21,406		(2,788)	(13.0)%
Corporate		741		949		(208)	(21.9)%
Total interest expense	$	61,620	$	65,991	$	(4,371)	(6.6)%

Interest expense decreased $4.4 million primarily as a result of the repayment of mortgage notes payable which were collateralized by properties sold during the year ended December 31, 2021. In addition, average mortgage notes principal balances decreased during the year ended December 31, 2021 due to continued principal amortization, while lower LIBOR reduced interest expense on our floating-rate debt. Corporate interest expense represents interest resulting from the borrowings under our Sponsor Line, which was repaid in full in July 2021.

Asset Management Fees - Related Party

Prior to the termination of the advisory agreement, the Former Advisor received a monthly asset management fee equal to one-twelfth of 1.5% of our most recently published aggregate estimated net asset value. Asset management fees decreased $6.1 million as a result of the estimated net asset value effective December 2020 decreasing from the previous estimated net asset value effective December 2019.

General and Administrative Expenses

General and administrative expenses decreased $3.8 million primarily as a result of amortizing our directors' and officers' insurance premium incurred and reimbursed to the Former Advisor over the term of the policy, beginning in December 2021. The policy premium was expensed as incurred by the Former Advisor during the year ended December 31, 2020. In addition, we incurred non-operating costs at a property within the Watermark Fountains net lease portfolio during the year ended December 31, 2020.

Depreciation and Amortization

The following table presents depreciation and amortization recognized on our direct investments (dollars in thousands):

	Year Ended December 31,				Increase (Decrease)		
		2021		2020		Amount	%
Same store (excludes properties sold)							
ALF/MCF properties	$	6,995	$	7,443	$	(448)	(6.0)%
ILF properties		29,306		30,167		(861)	(2.9)%
Net lease properties		3,444		3,444		—	— %
Properties sold		15,091		23,952		(8,861)	(37.0)%
Total depreciation and amortization	$	54,836	$	65,006	$	(10,170)	(15.6)%

Depreciation and amortization expense decreased $10.2 million, primarily as a result of properties sold during the year ended December 31, 2021, as well as impairments recognized during the year ended December 31, 2020, which reduced building depreciation expense in 2021.

Impairment Loss

During the year ended December 31, 2021, impairment losses on operating real estate totaled $5.4 million, consisting of $4.6 million recognized for one facility within our Winterfell portfolio and $0.8 million for our Smyrna net lease property, which was sold in May 2021.

During the year ended December 31, 2020, impairment losses totaling $166.0 million were recorded, consisting of $84.9 million recognized for nine facilities within our Winterfell portfolio, $4.2 million for a facility within the Avamere portfolio, $12.5 million for two facilities within the Rochester portfolio and $64.4 million for properties that were sold in 2021.

Other Income, Net

Other income, net for the year ended December 31, 2021 consisted of $7.7 million in federal COVID-19 provider relief grants from HHS, partially offset by a $0.5 million non-operating loss recognized at a property within the Watermark Fountains portfolio. During the year ended December 31, 2020, $1.8 million in federal COVID-19 provider relief grants from HHS were received and recognized.

Realized Gain (Loss) on Investments and Other

Real estate property sales during the year ended December 31, 2021 resulted in net realized gains, which totaled $84.0 million and were partially offset by debt extinguishment losses, which totaled $8.7 million. In addition, we recognized gains on distributions that exceeded our carrying value for our investments in the Espresso and Envoy joint ventures, which totaled $4.4 million.

During the year ended December 31, 2020, we recognized a $0.3 million gain on the settlement of the share-based payment to the Former Advisor.

Equity in Earnings (Losses) of Unconsolidated Ventures

The following table presents the results of our unconsolidated ventures (dollars in thousands):

Portfolio	Year Ended December 31,								Year Ended December 31,	
	2021	2020	2021	2020	2021	2020			2021	2020
	Equity in Earnings (Losses)		FFO and MFFO adjustments[1]		Equity in Earnings, after FFO and MFFO adjustments		Increase (Decrease)		Cash Distributions	
Eclipse	$ 2,130	$ (3,774)	$ (1,563)	$ 4,769	$ 567	$ 995	$ (428)	(43.0)%	$ 2,898	$ 86
Envoy	740	(7)	(744)	—	(4)	(7)	3	(42.9)%	817	390
Diversified US/UK	(3,676)	(35,396)	17,441	47,177	13,765	11,781	1,984	16.8 %	4,257	1,487
Espresso	19,619	270	(9,690)	9,415	9,929	9,685	244	2.5 %	5,500	—
Trilogy	(2,891)	4,495	15,033	13,617	12,142	18,112	(5,970)	(33.0)%	4,638	3,960
Subtotal	$ 15,922	$ (34,412)	$ 20,477	$ 74,978	$ 36,399	$ 40,566	$ (4,167)	(10.3)%	$ 18,110	$ 5,923
Solstice	(79)	(54)	2	—	(77)	(54)	(23)	42.6 %	—	—
Total	$ 15,843	$ (34,466)	$ 20,479	$ 74,978	$ 36,322	$ 40,512	$ (4,190)	(10.3)%	$ 18,110	$ 5,923

_____

(1) Represents our proportionate share of revenues and expenses excluded from the calculation of FFO and MFFO for unconsolidated investments. Refer to "—Non-GAAP Financial Measures" for additional discussion.

We recognized equity in earnings from our investments in unconsolidated investments during the year ended December 31, 2021, primarily due to realized gains on property sales in the Eclipse and Espresso joint ventures, as compared to losses recognized during the year ended December 31, 2020 primarily due to real estate impairments recorded by the Diversified US/UK, Trilogy and Eclipse joint ventures.

Equity in earnings, after FFO and MFFO adjustments, decreased by $4.2 million as a result of lower COVID-19 provider relief grants received and recognized by the Trilogy joint venture, partially offset by lower tax expense recognized in the Diversified US/UK portfolio for the year ended December 31, 2021.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We believe that Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Institute for Portfolio Alternatives, or IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. Neither the U.S. Securities and Exchange Commission, or SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

We define MFFO in accordance with the concepts established by the IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company's operating performance. The IPA's definition of MFFO excludes from FFO the following items:

- acquisition fees and expenses;

- non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

- amortization of a premium and accretion of a discount on debt investments;

- non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

- realized gains (losses) from the early extinguishment of debt;

- realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

- unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

- unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

- adjustments related to contingent purchase price obligations; and

- adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance upon completion of our organization and offering, and acquisition and development stages. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we determined not to pursue an exit strategy.

MFFO does have certain limitations. For instance, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT's anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event. In addition, MFFO is not a useful measure in evaluating net asset value, since impairment is taken into account in determining net asset value but not in determining MFFO.

Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.

The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Funds from operations:			
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$ (54,100)	$ 25,067	$ (261,458)
Adjustments:			
Depreciation and amortization	38,587	54,836	65,006
Depreciation and amortization related to non-controlling interests	(286)	(480)	(647)
Depreciation and amortization related to unconsolidated ventures	28,855	30,054	31,999
Realized (gain) loss from sales of property	92	(83,873)	—
Realized gain (loss) from sales of property related to non-controlling interests	(5)	2,092	—
Realized (gain) loss from sales of property related to unconsolidated ventures	(92,578)	(31,314)	(320)
Impairment losses of depreciable real estate	31,880	5,386	165,968
Impairment loss on real estate related to non-controlling interests	(117)	—	(2,253)
Impairment losses of depreciable real estate held by unconsolidated ventures	25,109	1,494	37,893
Funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders	$ (22,563)	$ 3,262	$ 36,188
Modified funds from operations:			
Funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders	$ (22,563)	$ 3,262	$ 36,188
Adjustments:			
Transaction costs	1,569	54	65
Straight-line rental (income) loss	—	7,803	441
Amortization of premiums, discounts and fees on investments and borrowings	3,859	4,177	4,975
Realized (gain) loss on investments and other	(1,121)	4,396	(302)
Adjustments related to unconsolidated ventures[1]	23,068	20,245	5,406
Adjustments related to non-controlling interests	3	(212)	(48)
Impairment of real estate related investment	13,419	—	—
Modified funds from operations attributable to NorthStar Healthcare Income, Inc. common stockholders	$ 18,234	$ 39,725	$ 46,725

_____

(1) Primarily represents our proportionate share of liability extinguishment gains, loan loss reserves, transaction costs and amortization of above/below market debt adjustments, straight-line rent adjustments, debt extinguishment losses and deferred financing costs, incurred through our investments in unconsolidated ventures.

Liquidity and Capital Resources

Our current principal liquidity needs are to fund: (i) operating expenses, including corporate general and administrative expenses; (ii) principal and interest payments on our borrowings and other commitments; and (iii) capital expenditures, including capital calls in connection with our unconsolidated joint venture investments.

Our current primary sources of liquidity include the following: (i) cash on hand; (ii) proceeds from full or partial realization of investments; (iii) cash flow generated by our investments, both from our operating activities and distributions from our unconsolidated joint ventures; and (iv) secured or unsecured financings from banks and other lenders.

We generated significant liquidity in 2021 from proceeds from asset sales and other realization events. As a result, on April 20, 2022, our board of directors declared the Special Distribution of $0.50 per share for each stockholder of record on May 2, 2022. The Special Distribution paid in cash on or around May 5, 2022 totaled $97.0 million. While we do not anticipate recurring dividends in the near future, in light of the cash flow generated by our investments as compared to our capital expenditure needs and debt service obligations, our management and board of directors will evaluate special distributions in connection with asset sales and other realizations of our investments on a case-by-case basis based on, among other factors, current and projected liquidity needs, opportunities for investment in our assets (such as capital expenditure and de-levering opportunities) and other strategic initiatives.

As of March 27, 2023, we had approximately $94.5 million of unrestricted cash and currently believe that our capital resources are sufficient to meet our capital needs for the following 12 months.

Cash From Operations

We primarily generate cash flow from operations through net operating income from our operating properties and rental income from our net lease properties. In addition, we receive distributions from our investments in unconsolidated ventures. Net cash provided by operating activities was $7.8 million for the year ended December 31, 2022. We have utilized cash reserves generated from asset realizations to fund debt service payments, including principal amortization, which is expected to continue until the operating margins of our direct investments improve from current levels.

A substantial majority of our direct investments are operating properties whereby we are directly exposed to various operational risks. While our direct operating investments have not experienced any significant issues collecting rents or other fees from residents, cash flow has continued to be negatively impacted by suboptimal occupancy levels, rate pressures, cost inflation, rising interest rates and other economic market conditions. We expect that these factors will continue to materially impact our revenues, expenses and cash flow generated by the communities of our direct operating investments.

The operator of our Arbors net lease portfolio, Arcadia, has been impacted by the same factors discussed above, which has affected its ability to pay rent. Arcadia has been unable to satisfy its obligations under its leases since February 2021, and instead remits rent and pays property-level expenses based on its available cash. We are in discussions with Arcadia regarding the rent shortfalls and resulting defaults under the leases. However, we expect rent shortfalls to continue in the near-term, in varying amounts based on the property's performance, and may also directly incur operating expenses to the extent Arcadia is unable to generate sufficient cash flow.

We have significant joint ventures and will not be able to control the timing of distributions, if any, from these investments. As of December 31, 2022, our unconsolidated joint ventures and consolidated joint ventures represented 12.9% and 19.6%, respectively, of our total investments, based on carrying value. Our unconsolidated joint ventures, which have been similarly impacted as our direct investments by the COVID-19 pandemic, inflation, rising interest rates and other economic market conditions, may continue to limit distributions to preserve liquidity.

Borrowings

We use asset-level financing as part of our investment strategy to leverage our investments while managing refinancing and interest rate risk. We typically finance our investments with medium to long-term, non-recourse mortgage loans, though our borrowing levels and terms vary depending upon the nature of the assets and the related financing.

We are required to make recurring principal and interest payments on our borrowings. As of December 31, 2022, we had $922.4 million of consolidated asset-level borrowings outstanding. Fixed-rate borrowings totaled $792.0 million with interest rates ranging from 3.0% to 4.6%. Floating-rate borrowings totaled $130.3 million and are subject to fluctuating LIBOR or the SOFR. As of December 31, 2022, effective interest rates on floating rate debt ranged from 6.48% to 7.22%. During the year ended December 31, 2022, we paid $56.4 million in recurring principal and interest payments on borrowings.

As of December 31, 2022, our Winterfell portfolio had $596.4 million of borrowings outstanding, which matures in June 2025. As the impact of inflation, rising interest rates, risk of recession and other economic market conditions continue to influence our investments' performance, our ability to service or refinance our borrowings may be negatively impacted and we may experience defaults in the future.

As mentioned above, the operator of the Arbors net lease portfolio has defaulted under its lease obligations, which resulted in a non-monetary default under the mortgage notes collateralized by the properties as of December 31, 2022. To the extent that we do not receive sufficient rent from Arcadia to cover the contractual debt service on this portfolio, we are funding any shortfalls and are otherwise in compliance with the contractual terms under the mortgage notes collateralized by the properties.

Our unconsolidated joint ventures also have significant asset level borrowings, which may restrict cash distributions from the joint ventures if certain lender requirements are not met and may require capital to be funded if favorable refinancing is not obtained.

Our charter limits us from incurring borrowings that would exceed 300.0% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by a majority of our independent directors. We would need to disclose any such approval to our stockholders in our next quarterly report along with the justification for such excess. An approximation of this leverage limitation, excluding indirect leverage held through our unconsolidated joint venture investments and any securitized mortgage obligations to third parties, is 75.0% of our assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation. As of December 31, 2022, our leverage was 55.3% of our assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation. As of December 31, 2022, indirect leverage on assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation, held through our unconsolidated joint ventures was 57.9%.

For additional information regarding our borrowings, including principal repayments, timing of maturities and loans currently in default, refer to Note 5, "Borrowings" in our accompanying consolidated financial statements included in "Financial Statements and Supplementary Data"

Capital Expenditures Activities

We are responsible for capital expenditures for our operating properties and may also fund capital expenditures for our net lease properties. We continue to invest capital into our direct investments in order to maintain market position, functional and operating standards, increase operating income, achieve property stabilization and enhance the overall value of our assets. However, there can be no assurance that these initiatives will achieve these intended results.

The following table presents cash used for capital expenditures at our direct investments (dollars in thousands):

	Year Ended December 31,			2022 vs. 2021 Change	2021 vs. 2020 Change
	2022	2021	2020		
Same store (excludes properties sold)					
ALF/MCF properties	$ 3,310	$ 2,696	$ 1,604	$ 614	$ 1,092
ILF properties	25,622	16,427	10,032	9,195	6,395
Net lease properties	372	—	—	372	—
Properties sold	—	8,650	3,578	(8,650)	5,072
Total capital expenditures	$ 29,304	$ 27,773	$ 15,214	$ 1,531	$ 12,559

Realization and Disposition of Investments

We will actively pursue dispositions of assets and portfolios where we believe the disposition will achieve a desired return, improve our liquidity position and generate value for shareholders. As the impact of inflation, rising interest rates, risk of recession and other economic market conditions continue to influence our properties' performance, there may be a negative impact on our ability to generate desired returns on dispositions. The current state of the public and private capital markets, which have been affected by a general tightening of availability of credit (including the price, terms and conditions under which it can be obtained), and decreased liquidity in certain financial markets, has resulted in limited transaction activity and may limit our ability to execute on our strategy of disposing of investments.

We have made significant investments through both consolidated and unconsolidated joint ventures with third parties. We have limited ability to influence material decisions at our unconsolidated joint ventures, including the disposition of assets. During the year ended December 31, 2022, our Espresso joint venture distributed the net proceeds generated from sub-portfolios sales, of which our proportionate share totaled $49.7 million.

Distributions

To continue to qualify as a REIT, we are required to distribute annually dividends equal to at least 90% of our taxable income, subject to certain adjustments, to stockholders. We have generated net operating losses for tax purposes and, accordingly, are currently not required to make distributions to our stockholders to qualify as a REIT. Refer to "—Distributions Declared and Paid" for further information regarding our distributions.

Repurchases

We adopted a share repurchase program, or the Share Repurchase Program, effective August 7, 2012, which enabled stockholders to sell their shares to us in limited circumstances. Our board of directors may amend, suspend or terminate our Share Repurchase Program at any time, subject to certain notice requirements. In October 2018, our board of directors approved an amended and restated Share Repurchase Program, under which we only repurchased shares in connection with the death or qualifying disability of a stockholder. On April 7, 2020, our board of directors suspended all repurchases under our existing Share Repurchase Program effective April 30, 2020 in order to preserve capital and liquidity.

Other Commitments

On October 21, 2022, we terminated the advisory agreement and completed the Internalization. Prior to the termination of the advisory agreement, we reimbursed the Former Advisor for direct and indirect operating costs in connection with services provided to us. Under our new internalized structure, we will directly incur and pay all general and administrative costs.

Cash Flows

The following presents a summary of our consolidated statements of cash flows (dollars in thousands):

| | Year Ended December 31, | | | | |
Cash flows provided by (used in):	2022	2021	2020	2022 vs. 2021 Change	2021 vs. 2020 Change
Operating activities	$ 7,824	$ (6,438)	$ 31,018	$ 14,262	$ (37,456)
Investing activities	15,538	661,826	(8,415)	(646,288)	670,241
Financing activities	(118,640)	(538,020)	12,147	419,380	(550,167)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (95,278)	$ 117,368	$ 34,750	$ (212,646)	$ 82,618

Year Ended December 31, 2022 compared to December 31, 2021

Operating Activities

Net cash provided by operating activities totaled $7.8 million for the year ended December 31, 2022, as compared to $6.4 million net cash used in operating activities for the year ended December 31, 2021. The change in cash flow from operating activities was a result of distributions received from our unconsolidated investment in the Espresso joint venture, which have been classified as operating cash flows to the extent positive earnings were recognized by the joint venture. For the year ended December 31, 2022, we classified $22.3 million of distributions from our Espresso joint venture as operating cash flows. Excluding these distributions, cash flow from operations has declined during the year ended December 31, 2022 as a result of portfolio sales during the year ended December 31, 2021.

Investing Activities

Our cash flows from investing activities are primarily proceeds from investment dispositions, net of any capital expenditures. Net cash provided by investing activities was $15.5 million for the year ended December 31, 2022 as compared to $661.8 million for the year ended December 31, 2021. Cash flows provided by investing activities for the year ended December 31, 2022 were from distributions received from our unconsolidated investments, other than those distributions classified as operating cash flows, which totaled $44.8 million and $18.1 million for the years ended December 31, 2022 and 2021, respectively. Cash inflows were used to fund recurring capital expenditures and operating shortfalls for existing investments and to pay corporate general and administrative expenses. Cash flows provided by investing activities for the year ended December 31, 2021 were from property sales and collection of outstanding principal on our real estate debt investment.

On a same store basis, capital expenditures increased during the year ended December 31, 2022, as compared to the year ended December 31, 2021. We continue to invest capital into our operating portfolios in order to maintain market position and enhance overall asset value.

Financing Activities

Cash flows used in financing activities were $118.6 million for the year ended December 31, 2022 compared to $538.0 million for the year ended December 31, 2021. For the year ended December 31, 2022, net cash flows used in financing activities were primarily attributable to the payment of the Special Distribution to stockholders, repayment of the financing on the Oak Cottage portfolio and continued principal amortization on our mortgage notes. Cash flows used in financing activities during the year ended December 31, 2021 were primarily the repayment of mortgage notes payable collateralized by properties sold during the year, the repayment of the borrowings under the Sponsor Line and continued principal amortization on our mortgage notes. Cash outflows were partially offset by the refinancing of a mortgage note for a property within our Aqua portfolio, which generated $6.5 million in net proceeds.

Year Ended December 31, 2021 compared to December 31, 2020

Operating Activities

Net cash used in operating activities totaled $6.4 million for the year ended December 31, 2021, as compared to $31.0 million net cash provided by operating activities for the year ended December 31, 2020. The change in cash flow from operating activities was a result of the following:

- declines in average occupancy, which resulted in lower rent and resident fees collected;

- less contractual rent collected from direct net lease investment operators; and

- higher payments for property operating expenses, general and administrative expenses and mortgage payable interest, as a result of debt service that was deferred during the year ended December 31, 2020.

Investing Activities

Our cash flows from investing activities are primarily proceeds from investment dispositions, net of any capital expenditures. Net cash provided by investing activities was $661.8 million for the year ended December 31, 2021 as compared to $8.4 million net cash used for the year ended December 31, 2020. Cash flows provided by investing activities for the year ended December 31, 2021 were from property sales and principal repayments on our real estate debt investment. Cash inflows were used to fund recurring capital expenditures for existing investments and for general operations. Cash flows used in investing activities for the year ended December 31, 2020 were primarily recurring capital expenditures for existing investments. Recurring capital expenditures have increased during the year ended December 31, 2021, as compared to the year ended December 31, 2020 as a result of the resumption of normalized business operations allowing our operators to complete deferred capital improvements.

Financing Activities

For the year ended December 31, 2021, net cash flows used in financing activities were primarily the repayment of mortgage notes payable collateralized by properties sold during the year, the repayment of the borrowings under the Sponsor Line and continued principal amortization on our mortgage notes. Cash outflows were partially offset by the refinancing of a mortgage note payable for a property within our Aqua portfolio, which generated $6.5 million in net proceeds. Cash flows used in financing activities was $538.0 million for the year ended December 31, 2021 compared to $12.1 million cash flows provided by financing activities for the year ended December 31, 2020. Cash flows provided by financing activities during the year ended December 31, 2020, were primarily the $35.0 million borrowed under the Sponsor Line, partially offset by principal amortization payments on mortgage notes and repurchases of shares under our Share Repurchase Program.

Off-Balance Sheet Arrangements

As of December 31, 2022, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to Note 4, "Investments in Unconsolidated Ventures" included in "Financial Statements and Supplementary Data" for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment.

Distributions Declared and Paid

From inception through December 31, 2022, we declared $530.9 million in distributions, inclusive of the recent Special Distribution, and generated cumulative FFO of $109.3 million. From the date of our first investment on April 5, 2013 through December 31, 2017, we declared an annualized distribution amount of $0.675 per share of our common stock. From January 1, 2018 through January 31, 2019, we declared an annualized distribution amount of $0.3375 per share of our common stock. Effective February 1, 2019, our board of directors suspended recurring distributions in order to preserve capital and liquidity. On April 20, 2022, our board of directors declared the Special Distribution of $0.50 per share for each stockholder of record on May 2, 2022 totaling approximately $97.1 million. While we do not anticipate recurring dividends in the near future, in light of the cash flow generated by our investments as compared to our capital expenditure needs and debt service obligations, our management and board of directors will evaluate special distributions in connection with asset sales and other realizations of our investments on a case-by-case basis based on, among other factors, current and projected liquidity needs, opportunities for investment in our assets (such as capital expenditure and de-levering opportunities) and other strategic initiatives.

To the extent distributions are paid from sources other than FFO, the ownership interest of our public stockholders may be diluted. Future distributions declared and paid may exceed FFO and cash flow provided by operations. FFO, as defined, may not reflect actual cash available for distributions.

Related Party Arrangements

Former Advisor

Prior to the Internalization, the Former Advisor was responsible for managing our affairs on a day-to-day basis and for identifying, acquiring, originating and asset managing investments on our behalf. For such services, to the extent permitted by law and regulations, the Former Advisor received fees and reimbursements from us. Pursuant to the advisory agreement, the Former Advisor could defer or waive fees in its discretion.

In connection with the Internalization, the advisory agreement was terminated on October 21, 2022.

Fees to Former Advisor

Asset Management Fee

Prior to the termination of the advisory agreement, the Former Advisor received a monthly asset management fee equal to one-twelfth of 1.5% of our most recently published aggregate estimated net asset value, as may be subject to adjustments for any special distribution declared by our board of directors in connection with a sale, transfer or other disposition of a substantial portion of our assets.

Effective July 1, 2021, the asset management fee was paid entirely in shares of our common stock at a price per share equal to the most recently published net asset value per share. From January 1, 2022 through the October 21, 2022 termination of the advisory agreement, the fee was reduced if our corporate cash balances exceeded $75.0 million, subject to the terms and conditions set forth in the advisory agreement. As of December 31, 2022, there was no outstanding asset management fee due to the Former Advisor as a result of the termination of the advisory agreement.

Acquisition Fee

Effective January 1, 2018, the Former Advisor no longer received an acquisition fee in connection with our acquisitions of real estate properties or debt investments.

Disposition Fee

Effective June 30, 2020, the Former Advisor no longer had the potential to receive a disposition fee in connection with the sale of real estate properties or debt investments.

Reimbursements to Former Advisor

Operating Costs

Under our new internalized structure, we directly incur and pay all operating costs. Prior to the termination of the advisory agreement, the Former Advisor was entitled to receive reimbursement for direct and indirect operating costs incurred by the Former Advisor in connection with administrative services provided to us. The Former Advisor allocated, in good faith, indirect costs to us related to the Former Advisor's and its affiliates' employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Former Advisor. The indirect costs included our allocable share of the Former Advisor's compensation and benefit costs associated with dedicated or partially dedicated personnel who spent all or a portion of their time managing our affairs, based upon the percentage of time devoted by such personnel to our affairs. The indirect costs also included rental and occupancy, technology, office supplies and other general and administrative costs and expenses. However, there was no reimbursement for personnel costs related to our executive officers (although reimbursement for certain executive officers of the Former Advisor was permissible) and other personnel involved in activities for which the Former Advisor received an acquisition fee or a disposition fee. The Former Advisor allocated these costs to us relative to its and its affiliates' other managed companies in good faith and reviewed the allocation with our board of directors, including our independent directors. The Former Advisor updated our board of directors on a quarterly basis of any material changes to the expense allocation and provided a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors.

Total operating costs (including the asset management fee) reimbursable to our Former Advisor were limited based on a calculation, or the 2%/25% Guidelines, for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets; or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, we were able to incur expenses in excess of this limitation if a majority of our independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. For the year ended December 31, 2022, total operating expenses included in the 2%/25% Guidelines represented 0.9% of average invested assets and 65.6% of net income, as defined above. As of December 31, 2022, the Former Advisor did not have any unreimbursed operating costs which remained eligible to be allocated to us.

Transition Services

In connection with the Internalization, on October 21, 2022, we, the Operating Partnership and the Former Advisor entered into a Transition Services Agreement, or TSA, to facilitate an orderly transition of the management of our operations. The TSA, as amended from time to time, provides for, among other things, the Former Advisor to provide certain services, including primarily technology and insurance, for a transition period of up to six months following the Internalization, with legal, treasury and accounts payable services to continue until either party terminates these services in accordance with the TSA. We will reimburse the Former Advisor for costs to provide the services, including the allocated cost of employee wages and compensation and actually incurred out-of-pocket expenses.

Summary of Fees and Reimbursements

The following table presents the fees and reimbursements incurred and paid to the Former Advisor (dollars in thousands):

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2021	Year Ended December 31, 2022		Due to Related Party as of December 31, 2022
			Incurred	Paid	
Fees to Former Advisor Entities					
Asset management[1]	Asset management fees-related party	$ 937	$ 8,058	$ (8,995) [1]	$ —
Reimbursements to Former Advisor Entities[2]					
Operating costs	General and administrative expenses/ Transaction costs	6,401	9,258 [3]	(15,190)	469
Total		$ 7,338	$ 17,316	$ (24,185)	$ 469

_____

(1) As a result of the termination of the advisory agreement on October 21, 2022, there were no outstanding asset management fees due to the Former Advisor as of December 31, 2022. Asset management fees paid through the year ended December 31, 2022 include a $0.1 million gain recognized on the settlement of the share-based payment.

(2) For the year ended December 31, 2022, we did not incur any offering costs.

(3) Includes $0.1 million for costs incurred under the TSA during the year ended December 31, 2022.

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2020	Year Ended December 31, 2021		Due to Related Party as of December 31, 2021
			Incurred	Paid	
Fees to Former Advisor Entities					
Asset management[1]	Asset management fees-related party	$ 923	$ 11,105	$ (11,091) [1]	$ 937
Reimbursements to Former Advisor Entities[2]					
Operating costs	General and administrative expenses	7,395	14,035	(15,029)	6,401
Total		$ 8,318	$ 25,140	$ (26,120)	$ 7,338

_____

(1) Includes $10.6 million paid in shares of our common stock.

(2) For the year ended December 31, 2021, we did not incur any offering costs.

During the year ended December 31, 2022, we issued 2.3 million shares totaling $8.9 million based on the estimated value per share on the date of each issuance, to an affiliate of the Former Advisor as part of its asset management fee, prior to the termination of the advisory agreement. As of December 31, 2022, the Former Advisor, the Former Sponsor and their affiliates owned a total of 9.7 million shares, or $28.4 million of our common stock based on our most recent estimated value per share. As of December 31, 2022, the Former Advisor, the Former Sponsor and their affiliates owned 4.97% of the total outstanding shares of our common stock.

Incentive Fee

NorthStar Healthcare Income OP Holdings, LLC, an affiliate of the Former Advisor, or the Special Unit Holder, is entitled to receive distributions equal to 15.0% of our net cash flows, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.75% cumulative, non-compounded annual pre-tax return on such invested capital. From inception through December 31, 2022, the Special Unit Holder has not received any incentive fees.

Investments in Joint Ventures

Solstice, the manager of the Winterfell portfolio, is a joint venture between affiliates of ISL, who own 80.0%, and us, who owns 20.0%. For the year ended December 31, 2022, we recognized property management fee expense of $5.6 million paid to Solstice related to the Winterfell portfolio.

The below table indicates our investments for which the Former Sponsor is also an equity partner in the joint venture. Each investment was approved by our board of directors, including all of its independent directors. Refer to "—Business Update" and Note 4, "Investments in Unconsolidated Ventures" included in "Financial Statements and Supplementary Data" for further discussion of these investments:

Portfolio	Partner(s)	Acquisition Date	Ownership
Eclipse	NRF and Partner/ Formation Capital, LLC	May 2014	5.6%
Diversified US/UK	NRF and Partner	December 2014	14.3%

Line of Credit - Related Party

In October 2017, we obtained the Sponsor Line, which was approved by our board of directors, including all of our independent directors. In April 2020, we borrowed $35.0 million under the Sponsor Line to improve our liquidity position in response to the COVID-19 pandemic. In July 2021, we repaid, in full, the $35.0 million outstanding borrowing and as of December 31, 2022, we had no outstanding borrowings under the Sponsor Line. The Sponsor Line had a borrowing capacity of $35.0 million at an interest rate of 3.5% plus LIBOR and had a maturity date of February 2024. On October 21, 2022, the Sponsor Line was terminated in connection with the termination of the advisory agreement. No amounts were outstanding under the Sponsor Line at the time of termination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks affecting us are interest rate risk, inflation risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions (if any) are held for investment and not for trading purposes.

Interest Rate Risk

Changes in interest rates may affect our net income as a result of changes in interest expense incurred in connection with floating-rate borrowings used to finance our equity investments. As of December 31, 2022, 14.1% of our total borrowings were floating-rate liabilities, which are related to mortgage notes payable of our direct operating investments.

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs by borrowing primarily at fixed rates. When borrowing at variable rates, we seek the lowest margins available and evaluate hedging opportunities. For our floating-rate borrowings we have entered into interest rate caps that involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The interest rate on our floating-rate liabilities is a fixed spread over an index such as LIBOR or SOFR and typically reprices every 30 days. As of December 31, 2022, a hypothetical 100 basis point increase in interest rates would increase net interest expense by $0.9 million annually.

The U.K. Financial Conduct Authority, or FCA, ceased the publication of LIBOR for the one-week and two-month USD-LIBOR immediately after December 31, 2021 and intends to cease the publication of the remaining USD-LIBOR immediately after June 30, 2023. While the FCA does not expect any LIBOR settings to be unrepresentative before these dates, the U.S. Federal Reserve System, in conjunction with the Alternative Reference Rates Committee, have issued guidance encouraging market participants entering into new contracts to adopt SOFR as the replacement of LIBOR.

The discontinuation of a benchmark rate or other financial metric, changes in a benchmark rate or other financial metric, or changes in market perceptions of the acceptability of a benchmark rate or other financial metric, including LIBOR or SOFR, could, among other things result in increased interest payments, changes to our risk exposures, or require renegotiation of previous transactions. In addition, any such discontinuation or changes, whether actual or anticipated, could result in market volatility, adverse tax or accounting effects, increased compliance, legal and operational costs, and risks associated with contract negotiations.

Inflation Risk

Many of our costs are subject to inflationary pressures. These include labor, repairs and maintenance, food costs, utilities, insurance and other operating costs. Higher rates of inflation affecting the economy may substantially affect the operating margins of our investments. While our managers have an ability to partially offset cost inflation by increasing the rates charged to residents, this ability is often limited by competitive conditions and timing may lag behind cost volatility. Therefore, there can be no assurance that cost increases can be offset by increased rates charged to residents in real time or that increased rates will not result in occupancy declines.

Credit Risk

We are subject to the credit risk of the operators of our healthcare properties. The operator of our four net lease properties failed to remit contractual monthly rent obligations and it is not probable that these obligations will be satisfied in the foreseeable future.

Risk Concentration

The following table presents the operators and managers of our properties, excluding properties owned through unconsolidated joint ventures (dollars in thousands):

	As of December 31, 2022		Year Ended December 31, 2022	
Operator / Manager	**Properties Under Management**	**Units Under Management[1]**	**Property and Other Revenues[2]**	**% of Total Property and Other Revenues**
Solstice Senior Living[3]	32	3,993	$ 112,553	60.8 %
Watermark Retirement Communities	14	1,782	45,276	24.3 %
Avamere Health Services	5	453	19,778	10.7 %
Integral Senior Living	1	40	4,913	2.7 %
Arcadia Management[4]	4	572	1,597	0.9 %
Other[5]	—	—	1,019	0.6 %
Total	56	6,840	$ 185,136	100.0 %

_____

(1) Represents rooms for ALFs and ILFs and MCFs, based on predominant type.
(2) Includes rental income received from our net lease properties, as well as rental income, ancillary service fees and other related revenue earned from ILF residents and resident fee income derived from our ALFs and MCFs, which includes resident room and care charges, ancillary fees and other resident service charges.
(3) Solstice is a joint venture of which affiliates of ISL own 80%.
(4) During the year ended December 31, 2022, we recorded rental income to the extent rental payments were received.
(5) Consists primarily of interest income earned on corporate-level cash accounts.

Watermark Retirement Communities and Solstice, together with their affiliates, manage substantially all of our operating properties. As a result, we are dependent upon their personnel, expertise, technical resources and information systems, proprietary information, good faith and judgment to manage our properties efficiently and effectively. Through our 20.0% ownership of Solstice, we are entitled to certain rights and minority protections. As Solstice is a joint venture formed exclusively to operate the Winterfell portfolio, Solstice has generated, and may continue to generate, operating losses if declines in occupancy and operating revenues at our Winterfell portfolio continue.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management established and maintains disclosure controls and procedures that are designed to ensure that material information relating to us and our subsidiaries required to be disclosed in reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, or Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, management conducted an evaluation as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company's periodic reports. Our internal control framework, which includes controls over financial reporting and disclosure, continues to operate effectively.

Internal Control over Financial Reporting

Changes in Internal Control over Financial Reporting.

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

NorthStar Healthcare Income, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of NorthStar Healthcare Income, Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, based on our audits and the report of other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Healthcare GA Holdings, General Partnership ("Diversified US/UK"), a joint venture, for the years ended December 31, 2021 and 2020, which is accounted for under the equity method of accounting. The equity in its net loss was $3.7 million and $35.4 million of consolidated equity in earnings (losses) of unconsolidated ventures for the years ended December 31, 2021 and 2020, respectively. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Diversified US/UK is based solely on the report of the other auditors.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Operating Real Estate Assets

As described in Note 3 to the financial statements, as of December 31, 2022, the net carrying value of the Company's consolidated operating real estate assets was $933.0 million, including impairment losses related to operating real estate assets of $31.9 million recognized during the year then ended. The Company reviews its real estate portfolio quarterly, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. We identified the Company's quantitative impairment assessment for operating real estate assets as a critical audit matter.

The principal consideration for our determination that the impairment of operating real estate assets is a critical audit matter is that the Company's impairment assessment is highly judgmental due to the significant estimation involved in assessing the expected discounted future cash flows of the operating real estate assets. This includes the determination of inputs and assumptions such as discount rates, capitalization rates, revenue growth rates, property-level cash flows and market rent assumptions, among others.

Our audit procedures related to the impairment of operating real estate assets included the following, among others:

- We obtained an understanding and evaluated the design and implementation of controls performed by management relating to the impairment of operating real estate assets, which included controls over management's development and review of the significant inputs and assumptions used in the estimates described above.

- We obtained the Company's quantitative impairment analysis and for a selection of operating properties assessed the methodologies used by management and evaluated the significant assumptions described above. The key inputs used in the assessment were substantiated through property operating budgets and other relevant underlying data. We compared the significant assumptions used to estimate future cash flows to current industry forecasts, economic trends and past performance, and tested the arithmetic accuracy of management's calculations.

- We involved firm specialists in assessing the reasonableness of the valuation models for a selection of operating properties and performed sensitivity analyses on certain of the significant inputs and assumptions described above.

Impairment of Investments in Unconsolidated Ventures

As described in Note 4 to the financial statements, as of December 31, 2022, the net carrying value of the Company's consolidated investments in unconsolidated ventures was $176.5 million, including impairment losses of $13.4 million recognized during the year then ended. The Company reviews its investments portfolio quarterly, or more frequently as necessary, to assess whether there are any indicators that the value of its investments in unconsolidated venture may be impaired or that its carrying value may not be recoverable. We identified the Company's impairment assessment for investment in unconsolidated ventures as a critical audit matter.

The principal consideration for our determination that the impairment of investments in unconsolidated ventures is a critical audit matter is that the Company's impairment assessment is highly judgmental due to the significant estimation involved in assessing the expected future cash flows of the unconsolidated ventures. This includes the determination of inputs and assumptions such as investee asset valuation reports, financial statements, among others.

Our audit procedures related to the impairment of investments in unconsolidated ventures included the following, among others:

- We obtained an understanding and evaluated the design and implementation of controls performed by management relating to the impairment of investments in unconsolidated ventures, which included controls over management's development and review of the significant inputs and assumptions used in the estimates described above.

- We obtained the Company's quantitative impairment analysis and assessed the methodologies used by management and evaluated the significant assumptions described above. The key inputs used in the assessment were substantiated through valuation reports issued by management's specialists, audited financial statements of unconsolidated ventures, and other relevant underlying data.

- We involved firm specialists in assessing the reasonableness of the valuation methodology for the investments in unconsolidated ventures and certain of the significant inputs and assumptions described above.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2010.

New York, New York

March 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Healthcare GA Holdings, General Partnership

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Healthcare GA Holdings, General Partnership (the "Partnership") as of December 31, 2021, the related consolidated statement of operations, comprehensive income (loss), changes in partners' equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying other financial information, including the Healthcare GA Holdings, General Partnership Consolidated Financial Statements – Historical Basis of NorthStar Healthcare Income, Inc., has been subjected to audit procedures performed in conjunction with the audit of the Partnership's consolidated financial statements. This information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of the Partnership's management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the information reconciles to the consolidated financial statements or the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, as applicable, and other additional procedures including to test the completeness and accuracy of the information in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment

Description of the Matter

At December 31, 2021, the Partnership's real estate assets classified as held for investment totaled $2.5 billion. As more fully disclosed in Notes 2 and 3 to the consolidated financial statements, the Partnership evaluates its real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Auditing the Partnership's assessment of the recoverability of its real estate assets is highly judgmental due to the significant estimation in assessing the current and estimated future cash flows, the anticipated hold period, and the exit capitalization rates for the Partnership's real estate assets.

How We Addressed the Matter in our Audit

To test management's assessment for those real estate assets where there were indicators of impairment, we performed audit procedures that included, corroborating probability weighted hold periods with market conditions, giving consideration to management's plans, comparing the significant data and assumptions used to estimate future cash flows to the Partnership's accounting records, current industry and economic trends, or other third-party data and testing the mathematical accuracy of management's calculations.

/s/ Ernst & Young LLP

We have served as the Partnership's auditor since 2017.

Los Angeles, California

March 17, 2022

To the Partners of Healthcare GA Holdings, General Partnership

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Healthcare GA Holdings, General Partnership (the "Partnership") as of December 31, 2020, the related consolidated statement of operations, comprehensive income (loss), changes in partners' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying other financial information, including the Healthcare GA Holdings, General Partnership Consolidated Financial Statements – Historical Basis of NorthStar Healthcare Income, Inc., have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. This information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of the Partnership's management. Our audit procedures included determining whether the information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment

Description of the Matter

As more fully disclosed in Note 1 and 3 to the consolidated financial statements, the Partnership evaluates its real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. During the year ended December 31, 2020, the Partnership recorded approximately $508.8 million in impairment losses related to real estate assets classified as held for investment that are not expected to be recovered through future undiscounted cash flows.

Auditing the Partnership's assessment of the recoverability of its real estate assets is highly judgmental due to the significant estimation in assessing the current and estimated future cash flows, the anticipated hold period, and the exit capitalization rates for the Partnership's real estate assets.

How We Addressed the Matter in our Audit

We obtained an understanding, and evaluated the design and tested the operating effectiveness of controls over the Partnership's process to evaluate the recoverability and estimate the fair value of its real estate assets, including controls over management's development and review of the significant inputs and assumptions used in the estimates.

To test management's assessment for those real estate assets where there were indicators of impairment, we performed audit procedures that included, corroborating probability weighted hold periods with market conditions, giving consideration to management's plans, comparing the significant data and assumptions used to estimate future cash flows and estimate the fair values to the Partnership's accounting records, current industry and economic trends, or other third-party data and testing the mathematical accuracy of management's calculations. On a sample basis, we also involved our valuation specialists to assist in evaluating the reasonableness of significant assumptions and methodologies used in the impairment assessments, including assessing consistency of such assumptions with external data sources and evaluating management's fair value estimate.

/s/ Ernst & Young LLP

We have served as the Partnership's auditor since 2017.

Los Angeles, California

March 19, 2021

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Data)

	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	$ 103,926	$ 200,473
Restricted cash	11,734	10,465
Operating real estate, net	933,002	972,599
Investments in unconsolidated ventures	176,502	212,309
Receivables, net	2,815	3,666
Intangible assets, net	2,253	2,590
Other assets	7,603	10,771
Total assets[(1)]	$ 1,237,835	$ 1,412,873
Liabilities		
Mortgage and other notes payable, net	$ 912,248	$ 929,811
Due to related party	469	7,338
Escrow deposits payable	993	1,171
Accounts payable and accrued expenses	21,034	24,671
Other liabilities	2,019	3,064
Total liabilities[(1)]	936,763	966,055
Commitments and contingencies (Note 12)		
Equity		
NorthStar Healthcare Income, Inc. Stockholders' Equity		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Common stock, $0.01 par value, 400,000,000 shares authorized, 195,421,665 and 193,120,940 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	1,954	1,930
Additional paid-in capital	1,729,589	1,720,719
Retained earnings (accumulated deficit)	(1,428,840)	(1,277,688)
Accumulated other comprehensive income (loss)	(3,679)	(486)
Total NorthStar Healthcare Income, Inc. stockholders' equity	299,024	444,475
Non-controlling interests	2,048	2,343
Total equity	301,072	446,818
Total liabilities and equity	$ 1,237,835	$ 1,412,873

_____

(1) Represents the consolidated assets and liabilities of NorthStar Healthcare Income Operating Partnership, LP (the "Operating Partnership"). The Operating Partnership is a consolidated variable interest entity ("VIE"), of which NorthStar Healthcare Income, Inc. (together with its consolidated subsidiaries, the "Company") is the sole general partner and owns approximately 99.99%. As of December 31, 2022, the Operating Partnership includes $220.9 million and $178.8 million of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership. Refer to Note 2, "Summary of Significant Accounting Policies."

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31,		
	2022	2021	2020
Property and other revenues			
Resident fee income	$ 44,274	$ 105,955	$ 118,126
Rental income	139,841	137,322	157,024
Other revenue	1,021	—	198
Total property and other revenues	185,136	243,277	275,348
Interest income			
Interest income on debt investments	—	4,667	7,674
Expenses			
Property operating expenses	137,578	177,936	184,178
Interest expense	43,278	61,620	65,991
Transaction costs	1,569	54	65
Asset management fees - related party	8,058	11,105	17,170
General and administrative expenses	13,938	12,691	16,505
Depreciation and amortization	38,587	54,836	65,006
Impairment loss	45,299	5,386	165,968
Total expenses	288,307	323,628	514,883
Other income (loss)			
Other income, net	77	7,278	1,840
Realized gain (loss) on investments and other	1,029	79,477	302
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax expense	(102,065)	11,071	(229,719)
Equity in earnings (losses) of unconsolidated ventures	47,625	15,843	(34,466)
Income tax expense	(61)	(99)	(53)
Net income (loss)	(54,501)	26,815	(264,238)
Net (income) loss attributable to non-controlling interests	401	(1,748)	2,780
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$ (54,100)	$ 25,067	$ (261,458)
Net income (loss) per share of common stock, basic/diluted[1]	$ (0.28)	$ 0.13	$ (1.38)
Weighted average number of shares of common stock outstanding, basic/diluted[1]	194,343,635	191,629,613	189,573,204
Distributions declared per share of common stock	$ 0.50	$ —	$ —

_____

(1) The Company issued 49,872 and 66,840 restricted stock units during the years ended December 31, 2022 and 2021, respectively. The impact of the restricted stock units on the diluted earnings per share calculation is de minimis for the years ended December 31, 2022 and 2021.

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Net income (loss)	$	(54,501)	$	26,815	$	(264,238)
Other comprehensive income (loss)						
Foreign currency translation adjustments related to investment in unconsolidated venture		(3,193)		(953)		937
Total other comprehensive income (loss)		(3,193)		(953)		937
Comprehensive income (loss)		(57,694)		25,862		(263,301)
Comprehensive (income) loss attributable to non-controlling interests		401		(1,748)		2,780
Comprehensive income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$	(57,293)	$	24,114	$	(260,521)

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars and Shares in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Company's Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2019	189,111	1,891	1,702,260	(1,041,297)	(470)	$ 662,384	$ 5,120	$ 667,504
Share-based payment of advisor asset management fees	1,600	16	9,669		—	9,685	—	9,685
Issuance and amortization of equity-based compensation	29	—	169		—	169	—	169
Non-controlling interests - contributions	—	—	—	—	—	—	234	234
Non-controlling interests - distributions	—	—	—	—	—	—	(151)	(151)
Shares redeemed for cash	(331)	(3)	(2,075)	—	—	(2,078)	—	(2,078)
Other comprehensive income (loss)	—	—	—	—	937	937	—	937
Net income (loss)	—	—	—	(261,458)	—	(261,458)	(2,780)	(264,238)
Balance as of December 31, 2020	190,409	$ 1,904	$ 1,710,023	$ (1,302,755)	$ 467	$ 409,639	$ 2,423	$ 412,062
Share-based payment of advisor asset management fees	2,712	26	10,531	—	—	10,557	—	10,557
Amortization of equity-based compensation	—	—	165	—	—	165	—	165
Non-controlling interests - contributions	—	—	—	—	—	—	724	724
Non-controlling interests - distributions	—	—	—	—	—	—	(2,552)	(2,552)
Other comprehensive income (loss)	—	—	—	—	(953)	(953)	—	(953)
Net income (loss)	—	—	—	25,067	—	25,067	1,748	26,815
Balance as of December 31, 2021	193,121	$ 1,930	$ 1,720,719	$ (1,277,688)	$ (486)	$ 444,475	$ 2,343	$ 446,818
Share-based payment of advisor asset management fees	2,301	24	8,842	—	—	8,866	—	8,866
Amortization of equity-based compensation	—	—	28	—	—	28	—	28
Non-controlling interests - contributions	—	—	—	—	—	—	330	330
Non-controlling interests - distributions	—	—	—	—	—	—	(224)	(224)
Distributions declared	—	—	—	(97,052)	—	(97,052)	—	(97,052)
Other comprehensive income (loss)	—	—	—	—	(3,193)	(3,193)	—	(3,193)
Net income (loss)	—	—	—	(54,100)	—	(54,100)	(401)	(54,501)
Balance as of December 31, 2022	195,422	$ 1,954	$ 1,729,589	$ (1,428,840)	$ (3,679)	$ 299,024	$ 2,048	$ 301,072

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income (loss)	$ (54,501)	$ 26,815	$ (264,238)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Equity in (earnings) losses of unconsolidated ventures	(47,625)	(15,843)	34,466
Depreciation and amortization	38,587	54,836	65,006
Impairment loss	45,299	5,386	165,968
Capitalized interest for mortgage and other notes payable	—	—	222
Amortization of below market debt	3,247	3,169	3,090
Straight-line rental (income) loss, net	—	7,803	441
Amortization of discount/accretion of premium on investments	—	(697)	(125)
Amortization of deferred financing costs	637	1,662	1,887
Amortization of equity-based compensation	207	165	169
Paid-in-kind interest on real estate debt investment	—	(194)	—
Realized (gain) loss on investments and other	(1,029)	(79,477)	(302)
Change in allowance for uncollectible accounts	519	176	2,371
Issuance of common stock as payment for asset management fees	8,058	10,557	9,685
Distributions from unconsolidated ventures	22,291	—	—
Changes in assets and liabilities:			
Receivables	332	1,756	(4,233)
Other assets	3,644	(1,287)	4,859
Due to related party	(5,928)	(985)	2,853
Escrow deposits payable	(90)	(2,680)	559
Accounts payable and accrued expenses	(5,222)	(17,346)	8,479
Other liabilities	(602)	(254)	(139)
Net cash provided by (used in) provided by operating activities	7,824	(6,438)	31,018
Cash flows from investing activities:			
Capital expenditures for operating real estate	(29,304)	(27,773)	(15,214)
Sales of operating real estate	—	596,414	927
Repayment of real estate debt investment	—	74,376	—
Investments in unconsolidated ventures	—	(400)	—
Distributions from unconsolidated ventures	44,842	18,110	5,923
Real estate debt investment modification fee	—	686	—
Other assets	—	413	(51)
Net cash provided by (used in) investing activities	15,538	661,826	(8,415)
Cash flows from financing activities:			
Borrowings from mortgage notes	—	26,000	—
Repayments of mortgage notes	(21,212)	(517,618)	(20,250)
Borrowings from line of credit - related party	—	—	35,000
Repayment of borrowings from line of credit - related party	—	(35,000)	—
Payment of deferred financing costs	(36)	(708)	—
Debt extinguishment costs	—	(8,288)	—
Payments under finance leases	(480)	(578)	(608)
Shares redeemed for cash	—	—	(2,078)
Distributions paid on common stock	(97,018)	—	—
Contributions from non-controlling interests	330	724	234
Distributions to non-controlling interests	(224)	(2,552)	(151)
Net cash (used in) provided by financing activities	(118,640)	(538,020)	12,147
Net increase (decrease) in cash, cash equivalents and restricted cash	(95,278)	117,368	34,750
Cash, cash equivalents and restricted cash-beginning of period	210,938	93,570	58,820
Cash, cash equivalents and restricted cash-end of period	$ 115,660	$ 210,938	$ 93,570

Refer to accompanying notes to consolidated financial statements.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Dollars in Thousands)

	Year Ended December 31,		
	2022	2021	2020
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 38,836	$ 65,828	$ 53,140
Cash paid for income taxes	53	100	10
Supplemental disclosure of non-cash investing and financing activities:			
Accrued capital expenditures	$ 1,227	3,624	1,779
Assets acquired under finance leases	—	144	112
Assets acquired under operating leases	—	100	—
Reclassification of assets held for sale	—	—	5,000

Refer to accompanying notes to consolidated financial statements.

1. Business and Organization

NorthStar Healthcare Income, Inc., together with its consolidated subsidiaries (the "Company"), owns a diversified portfolio of seniors housing properties, including independent living facilities ("ILF"), assisted living ("ALF") and memory care facilities ("MCF") located throughout the United States. In addition, the Company also has made investments through non-controlling interests in joint ventures in a broader spectrum of healthcare real estate, including seniors housing properties, as well as continuing care retirement communities ("CCRC"), skilled nursing ("SNF"), medical office buildings ("MOB"), specialty hospitals and ancillary services businesses, across the United States and United Kingdom.

The Company was formed in October 2010 as a Maryland corporation and commenced operations in February 2013. The Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), commencing with the taxable year ended December 31, 2013. The Company has conducted its operations, and intends to do so in the future, so as to continue to qualify as a REIT for U.S. federal income tax purposes.

Substantially all of the Company's business is conducted through NorthStar Healthcare Income Operating Partnership, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. The limited partners of the Operating Partnership are NorthStar Healthcare Income Advisor, LLC and NorthStar Healthcare Income OP Holdings, LLC (the "Special Unit Holder"). NorthStar Healthcare Income Advisor, LLC invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the "Special Units"), which are collectively recorded as non-controlling interests on the accompanying consolidated balance sheets as of December 31, 2022 and December 31, 2021. As the Company issued shares, it contributed substantially all of the proceeds from its continuous, public offerings to the Operating Partnership as a capital contribution. As of December 31, 2022, the Company's limited partnership interest in the Operating Partnership was 99.99%.

The Company's charter authorizes the issuance of up to 400.0 million shares of common stock with a par value of $0.01 per share and up to 50.0 million shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

From inception through December 31, 2022, the Company raised $2.0 billion in total gross proceeds from the sale of shares of common stock in its continuous, public offerings (the "Offering"), including $232.6 million pursuant to its distribution reinvestment plan (the "DRP").

The Internalization

From inception through October 21, 2022, the Company was externally managed by CNI NSHC Advisors, LLC or its predecessor (the "Former Advisor"), an affiliate of NRF Holdco, LLC (the "Former Sponsor"). The Former Advisor was responsible for managing the Company's operations, subject to the supervision of the Company's board of directors, pursuant to an advisory agreement. On October 21, 2022, the Company completed the internalization of the Company's management function (the "Internalization"). In connection with the Internalization, the Company agreed with the Former Advisor to terminate the advisory agreement and arranged for the Former Advisor to continue to provide certain services for a transition period. Going forward, the Company will be self-managed under the leadership of Kendall Young, who was appointed by the board of directors as Chief Executive Officer and President concurrent with the Internalization.

Impact of COVID-19

The Company's healthcare real estate business and investments have been challenged by suboptimal occupancy levels, lower labor force participation rates, which has driven increased labor costs, and inflationary pressures on other operating expenses.

These lasting effects from the response to the coronavirus 2019 ("COVID-19") pandemic will continue to impact Company's operational and financial performance. An extended recovery period increases the risk of a prolonged negative impact on the Company's financial condition and results of operations. While the Company has the ability to meet its near term liquidity needs, general market concerns over credit and liquidity continue, and the effects of COVID-19 may also lead to heightened risk of litigation, with an ensuing increase in litigation and related costs.

At this time, the progression of the global economic recovery remains difficult for the Company to assess and estimate the future impact on the Company's results of operations. Accordingly, any estimates as reflected or discussed in these financial statements are based upon the Company's best estimates using information known to the Company as of the date of this Annual Report, and such estimates may change, the effects of which could be material. The Company will continue to monitor the progression of the economic recovery and reassess its effects on the Company's results of operations and recoverability of value across its assets as conditions change.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary or if the Company has the power to control an entity through majority voting interest or other arrangements. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has both the: (i) power to direct the activities that most significantly impact the VIE's economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its investments and financings, including investments in unconsolidated ventures and securitization financing transactions to determine whether each investment or financing is a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

As of December 31, 2022, the Company has identified certain consolidated and unconsolidated VIEs. Assets of each of the VIEs, other than the Operating Partnership, may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

Consolidated VIEs

The most significant consolidated VIEs are the Operating Partnership and certain properties that have non-controlling interests. These entities are VIEs because the non-controlling interests do not have substantive kick-out or participating rights. The Operating Partnership consolidates certain properties that have non-controlling interests. Included in operating real estate, net on the Company's consolidated balance sheet as of December 31, 2022 is $213.3 million related to such consolidated VIEs.

Included in mortgage and other notes payable, net on the Company's consolidated balance sheet as of December 31, 2022 is $173.2 million, collateralized by the real estate assets of the related consolidated VIEs.

Unconsolidated VIEs

As of December 31, 2022, the Company identified unconsolidated VIEs related to its investments in unconsolidated ventures with a carrying value of $176.5 million. The Company's maximum exposure to loss as of December 31, 2022 would not exceed the carrying value of its investment in the VIEs. Based on management's analysis, the Company determined that it is not the primary beneficiary of these VIEs and, accordingly, they are not consolidated in the Company's financial statements as of December 31, 2022. The Company did not provide financial support to its unconsolidated VIEs during the year ended December 31, 2022. As of December 31, 2022, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to its unconsolidated VIEs.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or through a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method or the Company may elect the fair value option.

The Company will account for an investment under the equity method of accounting if it has the ability to exercise significant influence over the operating and financial policies of an entity, but does not have a controlling financial interest. Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity's net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model, in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

Non-controlling Interests

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and comprehensive income (loss) attributable to controlling and non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions. Any estimates of the effects of the COVID-19 pandemic, inflation, rising interest rates, risk of recession and other economic conditions as reflected and/or discussed in these financial statements are based upon the Company's best estimates using information known to the Company as of the date of this Annual Report. Such estimates may change and the impact of which could be material.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted cash consists of amounts related to operating real estate (escrows for taxes, insurance, capital expenditures, security deposits received from residents and payments required under certain lease agreements) and other escrows required by lenders of the Company's borrowings.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash as reported on the consolidated balance sheets to the total of such amounts as reported on the consolidated statements of cash flows (dollars in thousands):

	December 31,					
	2022		**2021**		**2020**	
Cash and cash equivalents	$	103,926	$	200,473	$	65,995
Restricted cash		11,734		10,465		27,575
Total cash, cash equivalents and restricted cash	$	115,660	$	210,938	$	93,570

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. Ordinary repairs and maintenance are expensed as incurred. Operating real estate is depreciated using the straight-line method over the estimated useful life of the assets, summarized as follows:

Category:	**Term:**
Building	30 to 50 years
Building improvements	Lesser of the useful life or remaining life of the building
Land improvements	9 to 15 years
Tenant improvements	Lesser of the useful life or remaining term of the lease
Furniture, fixtures and equipment	5 to 14 years

Construction costs incurred in connection with the Company's investments are capitalized and included in operating real estate, net on the consolidated balance sheets. Construction in progress is not depreciated until the asset is available for its intended use.

Lessee Accounting

A leasing arrangement, a right to control the use of an identified asset for a period of time in exchange for consideration, is classified by the lessee either as a finance lease, which represents a financed purchase of the leased asset, or as an operating lease. For leases with terms greater than 12 months, a lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend would be exercised or the option to terminate would not be exercised. As the implicit rate in most leases are not readily determinable, the Company's incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company's recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates.

Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases.

Right of Use ("ROU") - Finance Assets

The Company has entered into finance leases for equipment which are included in operating real estate, net on the Company's consolidated balance sheets. As of December 31, 2022, furniture, fixtures and equipment under finance leases totaled $0.5

million. The leased equipment is amortized on a straight-line basis. Payments for finance leases totaled $0.5 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively, including assets that were disposed of through portfolio sales.

The following table presents the future minimum lease payments under finance leases and the present value of the minimum lease payments, which are included in other liabilities on the Company's consolidated balance sheets (dollars in thousands):

Years Ending December 31:		
2023	$	97
2024		60
2025		29
2026		24
2027		18
Thereafter		10
Total minimum lease payments	$	238
Less: Amount representing interest		(29)
Present value of minimum lease payments	$	209

The weighted average interest rate related to the finance lease obligations is 7.5% with a weighted average lease term of 3.4 years.

As of December 31, 2022, there were no leases that had yet to commence which would create significant rights and obligations to the Company as lessee.

Intangible Assets and Deferred Costs

Deferred Costs

Deferred costs primarily include deferred financing costs and deferred leasing costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are recorded against the carrying value of such financing and are amortized to interest expense over the term of the financing using the effective interest method. Unamortized deferred financing costs are expensed to realized gain (loss) on investments and other, when the associated borrowing is repaid before maturity. Costs incurred in seeking financing transactions which do not close are expensed in the period in which it is determined that the financing will not occur. Deferred lease costs consist of fees incurred to initiate and renew operating leases, which are amortized on a straight-line basis over the remaining lease term and are recorded to depreciation and amortization in the consolidated statements of operations.

Identified Intangibles

The Company records acquired identified intangibles, such as the value of in-place leases and other intangibles, based on estimated fair value at the acquisition date. The value allocated to the identified intangibles is amortized over the remaining lease term. In-place leases are amortized into depreciation and amortization expense.

Impairment analysis for identified intangible assets is performed in connection with the impairment assessment of the related operating real estate. An impairment establishes a new basis for the identified intangible asset and any impairment loss recognized is not subject to subsequent reversal. Refer to "—Impairment on Operating Real Estate and Investments in Unconsolidated Ventures" for additional information.

Identified intangible assets are recorded in intangible assets, net on the consolidated balance sheets. Intangible assets relate to the Company's in-place lease values for the Company's four net lease properties. The following table presents intangible assets, net (dollars in thousands):

	December 31, 2022	December 31, 2021
In-place lease value	$ 120,149	$ 120,149
Less: Accumulated amortization	(117,896)	(117,559)
Intangible assets, net	$ 2,253	$ 2,590

The Company recorded $0.3 million and $1.4 million of amortization expense for in-place leases for the years ended December 31, 2022 and 2021, respectively.

The following table presents future amortization of in-place lease value (dollars in thousands):

Years Ending December 31:	
2023	$ 337
2024	337
2025	337
2026	337
2027	337
Thereafter	568
Total	$ 2,253

Derivative Instruments

The Company uses derivative instruments to manage its interest rate risk. The Company's derivative instruments are recorded at fair value. The accounting for changes in fair value of derivatives depends upon whether or not the Company has elected to designate the derivative in a hedging relationship and the derivative qualifies for hedge accounting. Under hedge accounting, changes in fair value for derivatives are recorded through other comprehensive income. When hedge accounting is not elected, changes in fair value for derivatives are recorded through the income statement.

The Company has interest rate caps that have not been designated for hedge accounting. The fair value of the Company's interest rate caps totaled $0.7 million and $0.1 million as of December 31, 2022 and 2021, respectively, and are included in other assets on the consolidated balance sheets. Changes in fair value of derivatives totaled $0.5 million for the year ended December 31, 2022 and have been recorded in realized gain (loss) on investments and other in the consolidated statements of operations. For the year ended December 31, 2021, changes in fair value of derivatives were de minimis.

Revenue Recognition

Operating Real Estate

Rental income from operating real estate is derived from leasing of space to operators and residents, including rent received from the Company's net lease properties and rent, ancillary service fees and other related revenue earned from ILF residents. Rental income recognition commences when the operator takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for rentals and expense reimbursements to be paid in monthly installments. Rental income from leases, which includes community and move-in fees, is recognized over the term of the respective leases. ILF resident agreements are generally short-term in nature and may allow for termination with 30 days' notice.

The Company also generates revenue from operating healthcare properties. Revenue related to operating healthcare properties includes resident room and care charges, ancillary fees and other resident service charges. Rent is charged and revenue is recognized when such services are provided, generally defined per the resident agreement as of the date upon which a resident occupies a room or uses the services. Resident agreements are generally short-term in nature and may allow for termination with 30 days' notice. Revenue derived from our ALFs, MCFs and CCRCs is recorded in resident fee income in the consolidated statements of operations.

Revenue from operators and residents is recognized at lease commencement only to the extent collection is expected to be probable. This assessment is based on several qualitative and quantitative factors, including and as appropriate, the payment history, ability to satisfy its lease obligations, the value of the underlying collateral or deposit, if any, and current economic conditions. If collection is assessed to not be probable thereafter, lease income recognized is limited to amounts collected, with the reversal of any revenue recognized to date in excess of amounts received. If collection is subsequently reassessed to be probable, revenue is adjusted to reflect the amount that would have been recognized had collection always been assessed as probable.

The operator of the Company's four net lease properties failed to remit contractual monthly rent obligations and the Company deemed it not probable that these obligations will be satisfied in the foreseeable future. For the year ended December 31, 2022, the Company recorded rental income to the extent rental payments were received.

For the years ended December 31, 2022 and 2021, total property and other revenue includes variable lease revenue of $11.2 million and $13.1 million, respectively. Variable lease revenue includes ancillary services provided to operator/residents, as well as non-recurring services and fees at the Company's operating facilities.

The Company did not receive or recognize any grant income from the Provider Relief Fund administered by the U.S. Department of Health and Human Services during the year ended December 31, 2022. During the year ended December 31, 2021, the Company recognized $7.7 million of grant income. The grant income is classified as other income, net in the consolidated statements of operations. These grants are intended to mitigate the negative financial impact of the COVID-19 pandemic as reimbursements for expenses incurred to prevent, prepare for and respond to COVID-19 and lost revenues attributable to COVID-19. Provided that the Company attests to and complies with certain terms and conditions of the grants, the Company will not be required to repay these grants in the future.

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such investment is reclassified to held for sale. The Company had one debt investment, which was repaid in full in August 2021.

Impairment on Operating Real Estate and Investments in Unconsolidated Ventures

At this time, it is difficult for the Company to assess and estimate the continuing impact of the COVID-19 pandemic, inflation, rising interest rates, risk of recession and other economic conditions. The future economic effects will depend on many factors beyond the Company's control and knowledge. The resulting effect on impairment of the Company's real estate held for investment and held for sale and investments in unconsolidated ventures may materially differ from the Company's current expectations and further impairment charges may be recorded in future periods.

Operating Real Estate

The Company's real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if the Company's estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate and healthcare sector conditions, together with asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment loss in the consolidated statements of operations.

Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for sale, the impairment may be reversed, but only up to the amount of cumulative loss previously recognized.

The Company considered the potential impact of the lasting effects of the COVID-19 pandemic, inflation, rising interest rates, risk of recession and other economic conditions on the future net operating income of its healthcare real estate held for investment as an indicator of impairment. Fair values were estimated based upon the income capitalization approach, using net operating income for each property and applying indicative capitalization rates.

During the year ended December 31, 2022, the Company recorded impairment losses on its operating real estate totaling $31.9 million. The Company recorded impairment losses of $18.5 million, $8.5 million and $3.9 million for facilities in its Arbors, Winterfell and Rochester portfolios, respectively, as a result of declining operating margins and lower projected future cash flows. In addition, the Company recorded impairment losses totaling $0.8 million and $0.2 million for property damage sustained by facilities in its Winterfell portfolio and a facility in our Avamere portfolio, respectively.

During the year ended December 31, 2021, the Company recorded impairment losses totaling $5.4 million, consisting of $4.6 million recognized for one independent living facility within its Winterfell portfolio and $0.8 million for its Smyrna net lease property, which was sold in May 2021.

Investments in Unconsolidated Ventures

The Company reviews its investments in unconsolidated ventures for which the Company did not elect the fair value option on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value may be impaired or that its carrying value may not be recoverable. An investment is considered impaired if the projected net recoverable amount over the expected holding period is less than the carrying value. In conducting this review, the Company considers global macroeconomic factors, including real estate sector conditions, together with investment specific and other factors. To the extent an impairment has occurred on the Company's investment in unconsolidated ventures, and is considered to be other than temporary, the loss is measured as the excess of the carrying value of the investment over the estimated fair value and recorded in impairment loss in the consolidated statements of operations.

The Company recorded impairment on its investment in the Diversified US/UK joint venture, which totaled $13.4 million and reduced the carrying value of its investment in the Diversified US/UK joint venture to $28.4 million as of December 31, 2022. The Company's assessment for the recoverability of its investment took into consideration the joint venture's post-COVID-19 underperformance, rising interest rates and the joint venture's ability to continue to service debt collateralized by substantially all of its domestically-located healthcare real estate.

In addition, during the years ended December 31, 2022 and 2021, the underlying joint ventures recorded impairments and reserves on properties in their respective portfolios, which the Company recognized through equity in earnings (losses), of which the Company's proportionate share was $25.1 million and $1.8 million, respectively.

Credit Losses on Receivables

The current expected credit loss model, in estimating expected credit losses over the life of a financial instrument at the time of origination or acquisition, considers historical loss experiences, current conditions and the effects of reasonable and supportable expectations of changes in future macroeconomic conditions. The Company assesses the estimate of expected credit losses on a quarterly basis or more frequently as necessary. The Company considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company measures expected credit losses of receivables on a collective basis when similar risk characteristics exist. If the Company determines that a particular receivable does not share risk characteristics with its other receivables, the Company evaluates the receivable for expected credit losses on an individual basis.

When developing an estimate of expected credit losses on receivables, the Company considers available information relevant to assessing the collectability of cash flows. This information may include internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The Company considers relevant qualitative and quantitative factors that relate to the environment in which the Company operates and are specific to the borrower.

Further, the fair value of the collateral, less estimated costs to sell, may be used when determining the allowance for credit losses for a receivable for which the repayment is expected to be provided substantially through the sale of the collateral when the borrower is experiencing financial difficulty.

As of December 31, 2022, the Company has not recorded an allowance for credit losses on its receivables.

Acquisition Fees and Expenses

The Company recorded an expense for certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidated the asset and capitalized these costs for transactions deemed to be acquisitions of an asset, including an equity investment. Effective January 1, 2018, the Former Advisor no longer received an acquisition fee in connection with the Company's acquisitions of real estate properties or debt investments.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards' vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2013. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, gross income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute dividends equal to at least 90.0% of its REIT taxable income (with certain adjustments) to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company's REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company's accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable. The Company has assessed its tax positions for all open tax years, which include 2018 to 2022, and concluded there were no material uncertainties to be recognized.

The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income.

The Company made a joint election to treat certain subsidiaries as taxable REIT subsidiaries ("TRS") which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform services for managers/operators/residents of the Company, hold assets that the Company cannot hold directly and may engage in any real estate or non-real estate related business.

Certain subsidiaries of the Company are subject to taxation by federal and state authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are provided on the portion of earnings (losses) recognized by the Company with respect to its interest in the TRS. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company's U.S. GAAP consolidated financial statements and the federal and state income tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in provision for income tax benefit (expense) in the consolidated statements of operations. The Company has a deferred tax asset, which as of December 31, 2022 totaled $15.3 million and continues to have a full valuation allowance recognized, as there are no changes in the facts and circumstances to indicate that the Company should release the valuation allowance.

The Company recorded an income tax expense of approximately $61,000, $99,000 and $53,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) ("OCI"). The only component of OCI for the Company is foreign currency translation adjustments related to its investment in an unconsolidated venture.

Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are translated into U.S. dollars using the average currency exchange rate in effect during the period. The resulting foreign currency translation adjustment is recorded as a component of accumulated OCI in the consolidated statements of equity.

Assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are remeasured into U.S. dollars using the average currency exchange rate in effect during the period.

As of December 31, 2022 and 2021, the Company had exposure to foreign currency through an investment in an unconsolidated venture, the effects of which are reflected as a component of accumulated OCI in the consolidated statements of equity and in equity in earnings (losses) in the consolidated statements of operations.

Recent Accounting Pronouncements

Accounting Standards Adopted in 2022

Disclosures by Business Entities about Government Assistance—In November 2021, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2021-10: *Disclosures by Business Entities about Government Assistance*. The guidance requires expanded disclosure for transactions involving the receipt of government assistance. Required disclosures include a description of the nature of transactions with government entities, accounting policies for such transactions and their impact to the Company's consolidated financial statements. The Company adopted ASU No. 2021-10 on January 1, 2022, with no transitional impact upon adoption.

Certain Leases with Variable Lease Payments—In July 2021, the FASB issued ASU No. 2021-05, *Leases (Topic 842): Lessors —Certain Leases with Variable Lease Payments*. The guidance in ASU No. 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. Under the guidance, the lessor should classify and account for a lease with variable lease payments that does not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC No. 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU No. 2021-05 are effective for fiscal years beginning after December 15, 2021. The Company adopted ASU No. 2021-05 on January 1, 2022, with no transitional impact upon adoption.

Future Application of Accounting Standards

Reference Rate Reform—In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance in ASU No. 2020-04 is optional, the election of which provides temporary relief for the accounting effects on contracts, hedging relationships and other transactions impacted by the transition from interbank offered rates (such as London Interbank Offered Rate ("LIBOR")) to alternative reference rates (such as Secured Overnight Financing Rate ("SOFR")). Modification of contractual terms to effect the reference rate reform transition on debt, leases, derivatives and other contracts is eligible for relief from modification accounting and accounted for as a continuation of the existing contract. ASU No. 2020-04 is effective upon issuance through December 31, 2022, and may be applied retrospectively to January 1, 2020. The Company may elect practical expedients or exceptions as applicable over time as reference rate reform activities occur.

In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The guidance amends the scope of the recent reference rate reform guidance issued in ASU No. 2020-04. New optional expedients allow derivative instruments impacted by changes in the interest rate used for margining, discounting, or contract price alignment to qualify for certain optional relief. The guidance was effective immediately and may be applied retrospectively to January 1, 2020. The Company may elect practical expedients or exceptions as applicable over time as reference rate reform activities occur.

In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. The guidance defers the sunset date of ASU No. 2020-04 from December 31, 2022 to December 31, 2024. The

Company continues to evaluate the impact of the guidance and may elect practical expedients or exceptions as applicable over time as reference rate reform activities occur.

3. Operating Real Estate

The following table presents operating real estate, net (dollars in thousands):

	December 31, 2022	December 31, 2021
Land	$ 121,518	$ 121,518
Land improvements	18,945	17,798
Buildings and improvements	957,924	965,630
Tenant improvements	372	—
Construction in progress	6,736	8,141
Furniture, fixtures and equipment	91,058	84,813
Subtotal	$ 1,196,553	$ 1,197,900
Less: Accumulated depreciation	(263,551)	(225,301)
Operating real estate, net	$ 933,002	$ 972,599

For the years ended December 31, 2022, 2021 and 2020, depreciation expense was $38.3 million, $53.5 million and $63.1 million, respectively.

Within the table above, buildings and improvements have been reduced by accumulated impairment losses of $181.5 million and $149.7 million as of December 31, 2022 and December 31, 2021, respectively. Operating real estate impairment losses totaled $31.9 million and $5.4 million for the years ended December 31, 2022 and 2021, respectively. Refer to Note 2, "Summary of Significant Accounting Policies" for further discussion.

Net Lease Rental Income

Net lease properties owned as of December 31, 2022 have current lease expirations of 2029, with certain operator renewal rights. These net lease arrangements require the operator to pay rent and substantially all the expenses of the leased property including maintenance, taxes, utilities and insurance. The Company's net lease agreements provide for periodic rental increases based on the greater of certain percentages or increase in the consumer price index.

Beginning in February 2021, the operator of the Company's net lease properties failed to remit contractual monthly rent obligations and the Company deemed it not probable that these obligations will be satisfied in the future. As a result, during the year ended December 31, 2022, the Company recorded rental income to the extent rental payments were received. The following table presents the future contractual rent obligations for the operator of the Company's net lease properties over the next five years and thereafter as of December 31, 2022 (dollars in thousands):

Years Ending December 31:[1]	
2023	$ 10,919
2024	11,192
2025	11,472
2026	11,759
2027	12,053
Thereafter	21,792
Total	$ 79,187

_____
(1) Excludes rental income from residents at ILFs that are subject to short-term leases.

4. Investments in Unconsolidated Ventures

All investments in unconsolidated ventures are accounted for under the equity method. The following table presents the Company's investments in unconsolidated ventures (dollars in thousands):

Portfolio	Acquisition Date	Ownership	Carrying Value[1] December 31, 2022	Carrying Value[1] December 31, 2021
Trilogy	Dec-2015	23.2 %	$ 128,884	$ 126,366
Diversified US/UK	Dec-2014	14.3 %	28,442	80,766
Espresso[2]	Jul-2015	36.7 %	18,019	—
Eclipse	May-2014	5.6 %	834	4,856
Subtotal			$ 176,179	$ 211,988
Solstice[3]	Jul-2017	20.0 %	323	321
Total			$ 176,502	$ 212,309

_____

(1) Includes $1.3 million and $9.8 million of capitalized acquisition costs for the Company's investments in the Eclipse and Trilogy joint ventures, respectively.

(2) As a result of impairments and other non-cash reserves recorded by the joint venture, the Company's carrying value of its investment in Espresso was reduced to zero in the fourth quarter of 2018. The Company recognized its proportionate share of earnings and losses of the Espresso joint venture through the carrying value of its mezzanine loan debt investment, which was originated to a subsidiary of the Espresso joint venture, through the time of its repayment in August 2021. During the year ended December 31, 2022, the Espresso joint venture recognized gains on sub-portfolio sales, which increased the Company's carrying value in its investment as of December 31, 2022.

(3) Represents investment in Solstice Senior Living, LLC ("Solstice"), the manager of the Winterfell portfolio. Solstice is a joint venture between affiliates of Integral Senior Living, LLC ("ISL"), a management company of ILF, ALF and MCF founded in 2000, which owns 80.0%, and the Company, which owns 20.0%.

The following table presents the results of the Company's investment in unconsolidated ventures (dollars in thousands):

Portfolio	Year Ended December 31, 2022 Equity in Earnings (Losses)	2022 Cash Distribution	2021 Equity in Earnings (Losses)	2021 Cash Distribution
Trilogy	$ 11,652	$ 9,134	$ (2,891)	$ 4,638
Diversified US/UK[1]	(33,280)	2,433	(3,676)	4,257
Espresso[2]	72,427	54,654	19,619	5,500
Eclipse	(3,176)	846	2,130	2,898
Envoy	—	66	740	817
Subtotal	$ 47,623	$ 67,133	$ 15,922	$ 18,110
Solstice	2	—	(79)	—
Total	$ 47,625	$ 67,133	$ 15,843	$ 18,110

_____

(1) The Diversified US/UK joint venture recognized equity in losses during the year ended December 31, 2022 as a result of declining operating performance at the joint venture's net lease portfolios and the portfolio in the United Kingdom. In addition, the joint venture recorded impairment on its operating and net lease portfolios, of which our proportionate share was $22.9 million.

(2) During the year ended December 31, 2022, the Espresso joint venture recognized net gains related to sub-portfolio sales, of which the Company's proportionate share totaled $70.6 million. The Company was distributed its proportionate share of the net proceeds generated from the sales totaling $49.7 million.

Summarized Financial Data

The following table presents the Company's unconsolidated ventures combined balance sheets as of December 31, 2022 and 2021 and combined statements of operations for the year ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	December 31, 2022	December 31, 2021		Years Ended December 31, 2022	2021	2020
Assets						
Operating real estate, net	$ 3,763,674	$ 4,051,899	Total revenues	$ 1,644,894	$ 1,493,341	$ 1,562,284
Other assets	1,015,121	1,273,224	Net income (loss)	$ (40,890)	$ 59,321	$ (294,501)
Total assets	$ 4,778,795	$ 5,325,123				
Liabilities and equity						
Total liabilities	$ 4,022,608	$ 4,277,887				
Equity	756,187	1,047,236				
Total liabilities and equity	$ 4,778,795	$ 5,325,123				

SEC Rule 3-09 of Regulation S-X requires that a company include audited financial statements for equity method investees when such investees are individually significant for a company's fiscal year. For the year ended December 31, 2022, the income from the Company's investment in the Trilogy joint venture was determined to be significant. As a result, Trilogy's audited financial statements for the year ended December 31, 2022 were included as Exhibit 99.1 in the 2022 Annual Report.

5. Borrowings

The following table presents the Company's mortgage and other notes payable (dollars in thousands):

	Recourse vs. Non-Recourse	Initial Maturity	Contractual Interest Rate[1]	December 31, 2022 Principal Amount[2]	Carrying Value[2]	December 31, 2021 Principal Amount[2]	Carrying Value[2]
Mortgage notes payable, net							
Aqua Portfolio							
Frisco, TX[3]	Non-recourse	Feb 2026	3.0%	$ 26,000	$ 25,560	$ 26,000	$ 25,431
Milford, OH	Non-recourse	Sep 2026	LIBOR + 2.68%	18,336	18,126	18,661	18,388
Rochester Portfolio							
Rochester, NY	Non-recourse	Feb 2025	4.25%	18,206	18,165	18,911	18,853
Rochester, NY[4]	Non-recourse	Aug 2027	LIBOR + 2.34%	100,651	100,042	101,224	100,495
Rochester, NY	Non-recourse	Aug 2023	LIBOR + 2.90%	11,336	11,315	11,732	11,716
Arbors Portfolio[5]							
Various locations	Non-recourse	Feb 2025	3.99%	83,423	83,051	85,369	84,799
Winterfell Portfolio[6]							
Various locations	Non-recourse	Jun 2025	4.17%	596,408	588,306	608,810	597,460
Avamere Portfolio[7]							
Various locations	Non-recourse	Feb 2027	4.66%	67,995	67,683	69,144	68,755
Subtotal mortgage notes payable, net				$ 922,355	$ 912,248	$ 939,851	$ 925,897
Other notes payable							
Oak Cottage							
Santa Barbara, CA[8]	Non-recourse	Repaid	6.00%	$ —	$ —	$ 3,914	$ 3,914
Subtotal other notes payable, net				$ —	$ —	$ 3,914	$ 3,914
Total mortgage and other notes payable, net				$ 922,355	$ 912,248	$ 943,765	$ 929,811

_____

(1) Floating-rate borrowings total $130.3 million of principal outstanding and reference one-month LIBOR.

(2) The difference between principal amount and carrying value of mortgage notes payable is attributable to deferred financing costs, net for all borrowings, other than the Winterfell portfolio which is attributable to below market debt intangibles.

(3) The mortgage note carries a fixed interest rate of 3.0% through February 2024, followed by one-month adjusted SOFR, plus 2.80% through the initial maturity date of February 2026.

(4) Composed of seven individual mortgage notes payable secured by seven healthcare real estate properties, cross-collateralized and subject to cross-default.

(5) Composed of four individual mortgage notes payable secured by four healthcare real estate properties, cross-collateralized and subject to cross-default.

(6) Composed of 32 individual mortgage notes payable secured by 32 healthcare real estate properties, cross-collateralized and subject to cross-default.

(7) Composed of five individual mortgage notes payable secured by five healthcare real estate properties, cross-collateralized and subject to cross-default.

(8) In June 2022, the Company repaid the outstanding financing on the Oak Cottage portfolio at discounted payoff of $3.7 million.

The following table presents future scheduled principal payments on mortgage and other notes payable based on initial maturity (dollars in thousands):

Years Ending December 31:		
2023	$	30,256
2024		19,612
2025		669,466
2026		46,876
2027		156,145
Thereafter		—
Total	$	922,355

As of December 31, 2022, the operator for the Arbors portfolio failed to remit contractual rent and comply with other contractual terms of its lease agreements, which resulted in defaults under the operator's leases, which in turn, resulted in a non-monetary default under the mortgage notes collateralized by the properties. During the year ended December 31, 2022, the Company remitted contractual debt service and is in compliance with the other contractual terms under the mortgage notes collateralized by the properties.

The financial covenant requirements under a mortgage note secured by a property in the Rochester portfolio have been waived by the lender through December 31, 2023. During the year ended December 31, 2022, the Company remitted contractual debt service and is in compliance with the other contractual terms under the mortgage note. As of December 31, 2022, the mortgage note payable had an outstanding principal balance of $18.2 million, which matures in February 2025. The mortgage note payable is not cross collateralized by the other properties in the Rochester portfolio.

Line of Credit - Related Party

In October 2017, the Company obtained a revolving line of credit from an affiliate of the Former Sponsor (the "Sponsor Line"). As of December 31, 2022, the Sponsor Line had a borrowing capacity of $35.0 million at an interest rate of 3.5% plus LIBOR and had a maturity date of February 2024. The Sponsor Line was terminated on October 21, 2022 in connection with the termination of the advisory agreement. No amounts were outstanding under the Sponsor Line at the time of termination.

6. Related Party Arrangements

Former Advisor

Prior to the Internalization, the Former Advisor was responsible for managing the Company's affairs on a day-to-day basis and for identifying, acquiring, originating and asset managing investments on behalf of the Company. For such services, to the extent permitted by law and regulations, the Former Advisor received fees and reimbursements from the Company. Pursuant to the advisory agreement, the Former Advisor could defer or waive fees in its discretion.

In connection with the Internalization, the advisory agreement was terminated on October 21, 2022.

Fees to Former Advisor

Asset Management Fee

Prior to the termination of the advisory agreement, the Former Advisor received a monthly asset management fee equal to one-twelfth of 1.5% of the Company's most recently published aggregate estimated net asset value, as may be subject to adjustments for any special distribution declared by the board of directors in connection with a sale, transfer or other disposition of a substantial portion of the Company's assets.

Effective July 1, 2021, the asset management fee was paid entirely in shares of the Company's common stock at a price per share equal to the most recently published net asset value per share. From January 1, 2022 through the October 21, 2022 termination of the advisory agreement, the fee was reduced if the Company's corporate cash balance exceeded $75.0 million, subject to the terms and conditions set forth in the advisory agreement. As of December 31, 2022, there was no outstanding asset management fee due to the Former Advisor as a result of the termination of the advisory agreement.

Acquisition Fee

Effective January 1, 2018, the Former Advisor no longer received an acquisition fee in connection with the Company's acquisitions of real estate properties or debt investments.

Disposition Fee

Effective June 30, 2020, the Former Advisor no longer had the potential to receive a disposition fee in connection with the sale of real estate properties or debt investments.

Reimbursements to Former Advisor

Operating Costs

Under the Company's new internalized structure, the Company directly incurs and pays all operating costs. Prior to the termination of the advisory agreement, the Former Advisor was entitled to receive reimbursement for direct and indirect operating costs incurred by the Former Advisor in connection with administrative services provided to the Company. The Former Advisor allocated, in good faith, indirect costs to the Company related to the Former Advisor's and its affiliates' employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Former Advisor. The indirect costs included the Company's allocable share of the Former Advisor's compensation and benefit costs associated with dedicated or partially dedicated personnel who spent all or a portion of their time managing the Company's affairs, based upon the percentage of time devoted by such personnel to the Company's affairs. The indirect costs also included rental and occupancy, technology, office supplies and other general and administrative costs and expenses. However, there was no reimbursement for personnel costs related to executive officers (although reimbursement for certain executive officers of the Former Advisor was permissible) and other personnel involved in activities for which the Former Advisor received an acquisition fee or a disposition fee. The Former Advisor allocated these costs to the Company relative to its and its affiliates' other managed companies in good faith and reviewed the allocation with the Company's board of directors, including its independent directors. The Former Advisor updated the board of directors on a quarterly basis of any material changes to the expense allocation and provided a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors.

Total operating costs (including the asset management fee) reimbursable to our Former Advisor were limited based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25.0% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, the Company can incur expenses in excess of this limitation if a majority of the Company's independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. As of December 31, 2022, the Former Advisor did not have any unreimbursed operating costs which remained eligible to be allocated to the Company.

Transition Services

In connection with the Internalization, on October 21, 2022, the Company, the Operating Partnership and the Former Advisor entered into a Transition Services Agreement (the "TSA") to facilitate an orderly transition of the Company's management of its operations. The TSA, as amended from time to time, provides for, among other things, the Former Advisor to provide certain services, including primarily technology and insurance, for a transition period of up to six months following the Internalization, with legal, treasury and accounts payable services to continue until either party terminates these services in accordance with the TSA. The Company will reimburse the Former Advisor for costs to provide the services, including the allocated cost of employee wages and compensation and incurred out-of-pocket expenses.

Summary of Fees and Reimbursements

The following table presents the fees and reimbursements incurred and paid to the Former Advisor (dollars in thousands):

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2021	Year Ended December 31, 2022		Due to Related Party as of December 31, 2022
			Incurred	Paid	
Fees to Former Advisor Entities					
Asset management[1]	Asset management fees-related party	$ 937	$ 8,058	$ (8,995) [1]	$ —
Reimbursements to Former Advisor Entities					
Operating costs	General and administrative expenses/ Transaction costs	6,401	9,258 [2]	(15,190)	469
Total		$ 7,338	$ 17,316	$ (24,185)	$ 469

(1) As a result of the termination of the advisory agreement on October 21, 2022, there was no outstanding asset management fees due to the Former Advisor as of December 31, 2022. Asset management fees paid through the year ended December 31, 2022 include a $0.1 million gain recognized on the settlement of the share-based payment.

(2) Includes $0.1 million for costs incurred under the TSA during the year ended December 31, 2022.

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2020	Year Ended December 31, 2021		Due to Related Party as of December 31, 2021
			Incurred	Paid	
Fees to Former Advisor Entities					
Asset management[1]	Asset management fees-related party	$ 923	$ 11,105	$ (11,091) [1]	$ 937
Reimbursements to Former Advisor Entities					
Operating costs	General and administrative expenses	7,395	14,035	(15,029)	6,401
Total		$ 8,318	$ 25,140	$ (26,120)	$ 7,338

(1) Includes $10.6 million paid in shares of the Company's common stock.

Pursuant to the advisory agreement, for the year ended December 31, 2022, the Company issued 2.3 million shares totaling $8.9 million, based on the estimated value per share on the date of each issuance, to an affiliate of the Former Advisor as part of its asset management fee. As of December 31, 2022, the Former Advisor, the Former Sponsor and their affiliates owned a total of 9.7 million shares, or $28.4 million of the Company's common stock based on the Company's most recent estimated value per share. As of December 31, 2022, the Former Advisor, the Former Sponsor and their affiliates owned 4.97% of the total outstanding shares of the Company's common stock.

Incentive Fee

The Special Unit Holder, an affiliate of the Former Advisor, is entitled to receive distributions equal to 15.0% of net cash flows of the Company, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.75% cumulative, non-compounded annual pre-tax return on such invested capital. From inception through December 31, 2022, the Special Unit Holder has not received any incentive fees from the Company.

Investments in Joint Ventures

Solstice, the manager of the Winterfell portfolio, is a joint venture between affiliates of ISL, which owns 80.0%, and the Company, which owns 20.0%. For the year ended December 31, 2022, the Company recognized property management fee expense of $5.6 million paid to Solstice related to the Winterfell portfolio.

The below table indicates the Company's investments for which the Former Sponsor is also an equity partner in the joint venture. Each investment was approved by the Company's board of directors, including all of its independent directors. Refer to Note 4, "Investments in Unconsolidated Ventures" for further discussion of these investments:

Portfolio	Partner(s)	Acquisition Date	Ownership
Eclipse	NRF and Partner/ Formation Capital, LLC	May 2014	5.6%
Diversified US/UK	NRF and Partner	December 2014	14.3%

Line of Credit - Related Party

The Company had a Sponsor Line, which provided up to $35.0 million at an interest rate of 3.5% plus LIBOR. The Sponsor Line was terminated on October 21, 2022 in connection with the termination of the advisory agreement. No amounts were outstanding under the Sponsor Line at the time of termination.

7. Equity-Based Compensation

The Company adopted a long-term incentive plan, as amended (the "Plan"), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Under the Plan, 2.0 million shares of restricted common stock were eligible to be issued for any equity-based awards granted under the Plan.

Pursuant to the Plan, as of December 31, 2022, the Company's independent directors were granted a total of 159,932 shares of restricted common stock and 116,712 restricted stock units totaling $1.3 million and $0.5 million, respectively, based on the share price on the date of each grant.

The restricted common stock and restricted stock units granted generally vest quarterly over two years in equal installments and will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a change in control of the Company. The restricted stock units are convertible, on a one-for-one basis, into shares of the Company's common stock upon the earlier occurrence of: (i) the termination of the independent director's service as a director; or (ii) a change in control of the Company.

The Company recognized equity-based compensation expense of $206,917, $230,083 and $168,917 for the years ended December 31, 2022, 2021 and 2020, respectively. Equity-based compensation expense is recorded in general and administrative expenses in the consolidated statements of operations.

Unrecognized expense related to unvested restricted common stock and restricted stock units totaled $211,250 and $223,167 as of December 31, 2022 and 2021, respectively. The Company had 4,800 shares of restricted common stock that were unvested as of December 31, 2021 and have fully vested as of December 31, 2022. Unvested restricted stock units totaled 54,114 and 50,130 as of December 31, 2022 and 2021, respectively.

8. Stockholders' Equity

Common Stock

The Company stopped accepting subscriptions for its Offering on December 17, 2015 and all of the shares initially registered for its Offering were issued on or before January 19, 2016. The Company issued 173.4 million shares of common stock generating gross proceeds of $1.7 billion, excluding proceeds from the DRP.

Distribution Reinvestment Plan

The Company adopted the DRP through which common stockholders were able to elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. Since inception, the Company issued 25.7 million shares of common stock, generating gross offering proceeds of $232.6 million pursuant to the DRP. No selling commissions or dealer manager fees were paid on shares issued pursuant to the DRP. The board of directors of the Company may amend, suspend or terminate the DRP for any reason upon ten-days' notice to participants, except that the Company may not amend the DRP to eliminate a participant's ability to withdraw from the DRP. In April 2022, the Company's board of directors elected to suspend the DRP, effective April 30, 2022. As a result, all future distributions, if any, will be paid in cash. For the year ended December 31, 2022, the Company has not issued shares of common stock pursuant to the DRP.

Distributions

Effective February 1, 2019, the Company's board of directors determined to suspend recurring distributions in order to preserve capital and liquidity.

On April 20, 2022, the Company's board of directors declared and paid a special distribution of $0.50 per share (the "Special Distribution") for each stockholder of record on May 2, 2022 totaling approximately $97.1 million.

In order to continue to qualify as a REIT, the Company must distribute annually dividends equal to at least 90% of its REIT taxable income (with certain adjustments). The Company did not have REIT taxable income for its taxable year ending December 31, 2021, therefore, it was not required to make distributions to its stockholders in 2021 to qualify as a REIT. The Company's most recently filed tax return is for the year ended December 31, 2021 and includes a net operating loss carry-forward of $226.5 million.

Share Repurchase Program

The Company adopted the share repurchase program (the "Share Repurchase Program") that enabled stockholders to sell their shares to the Company in limited circumstances. The Company is not obligated to repurchase shares under the Share Repurchase Program. The Company may amend, suspend or terminate the Share Repurchase Program at its discretion at any time, subject to certain notice requirements.

In April 2020, the Company's board of directors determined to suspend all repurchases under the Share Repurchase Program effective April 30, 2020 in order to preserve capital and liquidity and has not repurchased any shares during the year ended December 31, 2022.

The Company previously funded repurchase requests with cash on hand, borrowings or other available capital.

9. Non-controlling Interests

Operating Partnership

Non-controlling interests include the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests is based on the limited partners' ownership percentage of the Operating Partnership. Income (loss) allocated to the Operating Partnership non-controlling interests for the years ended December 31, 2022, 2021 and 2020 was de minimis.

Other

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company's financial statements. Net loss attributable to the other non-controlling interests was $0.4 million for the year ended December 31, 2022. Net income attributable to the other non-controlling interests was $1.7 million for the year ended December 31, 2021. Net loss attributable to other non-controlling interest was $2.8 million for the year ended December 31, 2020.

10. Fair Value

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

      Level 1. Quoted prices for identical assets or liabilities in an active market.

      Level 2. Financial assets and liabilities whose values are based on the following:

a)   Quoted prices for similar assets or liabilities in active markets.

b)   Quoted prices for identical or similar assets or liabilities in non-active markets.

c)   Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)   Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Derivative Instruments

Derivative instruments consist of interest rate contracts and foreign exchange contracts that are generally traded over-the-counter, and are valued using a third-party service provider. Quotations on over-the counter derivatives are not adjusted and are generally valued using observable inputs such as contractual cash flows, yield curve, foreign currency rates and credit spreads, and are classified as Level 2 of the fair value hierarchy. Although credit valuation adjustments, such as the risk of default, rely on Level 3 inputs, these inputs are not significant to the overall valuation of its derivatives. As a result, derivative valuations in their entirety are classified as Level 2 of the fair value hierarchy.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2022 and 2021 by level within the fair value hierarchy (dollars in thousands):

	December 31, 2022			December 31, 2021		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets:						
Derivative assets - interest rate caps	$ —	$ 652	$ —	$ —	$ 105	$ —

Fair Value of Financial Instruments

U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities (dollars in thousands):

	December 31, 2022			December 31, 2021		
	Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
Financial liabilities:[1]						
Mortgage and other notes payable, net	$ 922,355	$ 912,248	$ 882,754	$ 943,765	$ 929,811	$ 889,485

_____
(1)   The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Mortgage and Other Notes Payable

The Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury and LIBOR rates as of the end of the reporting period. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Adjustments to fair value generally result from the application of lower of amortized cost or fair value accounting for assets held for sale or otherwise, write-down of asset values due to impairment.

The following table summarizes the fair value, measured at the time of impairment, of Level 3 assets which have been measured at fair value on a nonrecurring basis during the periods presented and the associated impairment losses (dollars in thousands):

	Years Ended December 31,					
	2022		**2021**		**2020**	
	Fair Value	**Impairment Losses**	**Fair Value**	**Impairment Losses**	**Fair Value**	**Impairment Losses**
Operating real estate, net[1]	$ 80,931	$ 30,900	$ 11,793	$ 5,386	$ 234,650	$ 164,215
Investments in unconsolidated ventures	$ 28,442	$ 13,419	—	—	—	—
Assets held for sale	—	—	—	—	5,000	1,753

_____
(1) During the year ended December 31, 2022, the Company recorded impairment losses totaling $1.0 million for property damage sustained by facilities in its Winterfell and Avamere portfolios. The fair value and impairment losses of these facilities are excluded from the table as of December 31, 2022.

Operating Real Estate, Net

Operating real estate that is impaired is carried at fair value at the time of impairment. Impairment was driven by various factors that impacted undiscounted future net cash flows, including declines in operating performance, market growth assumptions, and expected margins to be generated by the properties. Fair value of impaired operating real estate was estimated based upon various approaches including discounted cash flow analysis using terminal capitalization rates ranging from 6.0% to 8.0% and discount rates ranging from 7.0% to 10.5%, third party appraisals and offer prices.

Investments in Unconsolidated Ventures

The Company recorded impairment on its investment in the Diversified US/UK joint venture, which totaled $13.4 million and reduced the carrying value of its investment in the Diversified US/UK joint venture to $28.4 million as of December 31, 2022. The Company's assessment for the recoverability of its investment took into consideration the joint venture's post-COVID-19 underperformance, rising interest rates and the joint venture's ability to continue to service debt collateralized by substantially all of its domestically-located healthcare real estate. Fair value of the joint venture's underlying operating real estate was estimated based upon various approaches including discounted cash flow analysis, using terminal capitalization rates ranging from 6.6% to 12.5% and discount rates ranging from 8.8% to 16.0%, and offer prices.

Assets Held For Sale

Assets held for sale are carried at the lower of amortized cost or fair value. Assets held for sale that were written down to fair value were generally valued using either broker opinions of value, or a combination of market information, including third-party appraisals and indicative sale prices, adjusted as deemed appropriate by management to account for the inherent risk associated with specific properties. In all cases, fair value of real estate held for sale is reduced for estimated selling costs. As of December 31, 2022 and December 31, 2021, the Company did not have any assets classified as held for sale.

11. Segment Reporting

The Company conducts its business through the following segments, which are based on how management reviews and manages its business.

- *Direct Investments - Operating* - Properties operated pursuant to management agreements with healthcare managers.

- *Direct Investments - Net Lease* - Properties operated under net leases with an operator.

- *Unconsolidated Investments* - Joint ventures, including properties operated under net leases with operators or pursuant to management agreements with healthcare managers, in which the Company owns a minority interest.

- *Corporate* - The corporate segment includes corporate level asset management fees - related party and general and administrative expenses.

- *Debt Investments* - Mortgage loans or mezzanine loans to owners of healthcare real estate. The Company's remaining mezzanine loan was repaid in August 2021.

The Company primarily generates rental and resident fee income from its direct investments. Additionally, the Company reports its proportionate interest of revenues and expenses from unconsolidated investments through equity in earnings (losses) of unconsolidated ventures. During the years ended December 31, 2021 and 2020, the Company generated interest income on its real estate debt investment.

The following tables present segment reporting (dollars in thousands):

| | Direct Investments | | | | | |
Year Ended December 31, 2022	Net Lease	Operating	Unconsolidated Investments	Debt Investment	Corporate[1]	Total
Property and other revenues	$ 1,596	$ 182,519	$ —	$ —	$ 1,021	$ 185,136
Interest income on debt investments	—	—	—	—	—	—
Property operating expenses	(39)	(137,539)	—	—	—	(137,578)
Interest expense	(3,609)	(39,669)	—	—	—	(43,278)
Transaction costs	—	—	—	—	(1,569)	(1,569)
Asset management fees - related party	—	—	—	—	(8,058)	(8,058)
General and administrative expenses	—	(31)	—	—	(13,907)	(13,938)
Depreciation and amortization	(3,329)	(35,258)	—	—	—	(38,587)
Impairment loss	(18,500)	(13,380)	(13,419)	—	—	(45,299)
Other income, net	—	77	—	—	—	77
Realized gain (loss) on investments and other	88	499	310	—	132	1,029
Equity in earnings (losses) of unconsolidated ventures	—	—	47,625	—	—	47,625
Income tax expense	—	(61)	—	—	—	(61)
Net income (loss)	$ (23,793)	$ (42,843)	$ 34,516	$ —	$ (22,381)	$ (54,501)

(1) Includes unallocated asset management fee-related party and general and administrative expenses.

| | Direct Investments | | | | | |
Year Ended December 31, 2021	Net Lease	Operating	Unconsolidated Investments	Debt Investment	Corporate[1]	Total
Property and other revenues	$ 14,708	$ 228,569	$ —	$ —	$ —	$ 243,277
Interest income on debt investments	—	—	—	4,667	—	4,667
Property operating expenses	(29)	(177,907)	—	—	—	(177,936)
Interest expense	(10,900)	(49,979)	—	—	(741)	(61,620)
Transaction costs	—	(54)	—	—	—	(54)
Asset management fees - related party	—	—	—	—	(11,105)	(11,105)
General and administrative expenses	(192)	(227)	—	—	(12,272)	(12,691)
Depreciation and amortization	(11,748)	(43,088)	—	—	—	(54,836)
Impairment loss	(786)	(4,600)	—	—	—	(5,386)
Other income, net	—	7,278	—	—	—	7,278
Realized gain (loss) on investments and other	10,601	64,618	4,263	—	(5)	79,477
Equity in earnings (losses) of unconsolidated ventures	—	—	15,843	—	—	15,843
Income tax benefit (expense)	—	(99)	—	—	—	(99)
Net income (loss)	$ 1,654	$ 24,511	$ 20,106	$ 4,667	$ (24,123)	$ 26,815

(1) Includes unallocated asset management fee-related party and general and administrative expenses.

Year Ended December 31, 2020	Direct Investments		Unconsolidated Investments	Debt	Corporate[1]	Total
	Net Lease	Operating				
Property and other revenues	$ 32,899	$ 242,250	$ —	$ —	$ 199	$ 275,348
Interest income on debt investments	—	—	—	7,674	—	7,674
Property operating expenses	(13)	(184,165)	—	—	—	(184,178)
Interest expense	(11,832)	(53,210)	—	—	(949)	(65,991)
Transaction costs	(58)	(7)	—	—	—	(65)
Asset management fees - related party	—	—	—	—	(17,170)	(17,170)
General and administrative expenses	(804)	(296)	—	(19)	(15,386)	(16,505)
Depreciation and amortization	(14,940)	(50,066)	—	—	—	(65,006)
Impairment loss	(722)	(165,246)	—	—	—	(165,968)
Other income, net	—	1,840	—	—	—	1,840
Realized gain (loss) on investments and other	—	(13)	—	—	315	302
Equity in earnings (losses) of unconsolidated ventures	—	—	(34,466)	—	—	(34,466)
Income tax benefit (expense)	—	(53)	—	—	—	(53)
Net income (loss)	$ 4,530	$ (208,966)	$ (34,466)	$ 7,655	$ (32,991)	$ (264,238)

(1) Includes unallocated asset management fee-related party and general and administrative expenses.

The following table presents total assets by segment (dollars in thousands):

Total Assets:	Direct Investments		Unconsolidated Investments	Debt Investment	Corporate[1]	Total
	Net Lease	Operating				
December 31, 2022	$ 83,435	$ 884,137	$ 176,502	$ —	$ 93,761	$ 1,237,835
December 31, 2021	104,809	908,517	212,309	—	187,238	1,412,873

(1) Represents primarily corporate cash and cash equivalents balances.

The following table presents the operators and managers of the Company's properties, excluding properties owned through unconsolidated joint ventures (dollars in thousands):

Operator / Manager	As of December 31, 2022		Year Ended December 31, 2022	
	Properties Under Management	Units Under Management[1]	Property and Other Revenues[2]	% of Total Property and Other Revenues
Solstice Senior Living[3]	32	3,993	$ 112,553	60.8 %
Watermark Retirement Communities	14	1,782	45,276	24.3 %
Avamere Health Services	5	453	19,778	10.7 %
Integral Senior Living	1	40	4,913	2.7 %
Arcadia Management[4]	4	572	1,597	0.9 %
Other[5]	—	—	1,019	0.6 %
Total	56	6,840	$ 185,136	100.0 %

(1) Represents rooms for ALFs and ILFs and MCFs, based on predominant type.
(2) Includes rental income received from the Company's net lease properties as well as rental income, ancillary service fees and other related revenue earned from ILF residents and resident fee income derived from the Company's ALFs and MCFs, which includes resident room and care charges, ancillary fees and other resident service charges.
(3) Solstice is a joint venture of which affiliates of ISL own 80%.
(4) During the year ended December 31, 2022, the Company recorded rental income to the extent payments were received.
(5) Consists primarily of interest income earned on corporate-level cash accounts.

12. Commitments and Contingencies

As of December 31, 2022, the Company believes there are no material contingencies that would affect its results of operations, cash flows or financial position.

Litigation and Claims

The Company may be involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, any current legal proceedings are not expected to have a material adverse effect on its financial position or results of operations.

The Company's tenants, operators and managers may be involved in various litigation matters arising in the ordinary course of their business. The unfavorable resolution of any such actions, investigations or claims could, individually or in the aggregate, materially adversely affect such tenants', operators' or managers' liquidity, financial condition or results of operations and their ability to satisfy their respective obligations to the Company, which, in turn, could have a material adverse effect on the Company. The effects of the COVID-19 pandemic may also lead to heightened risk of litigation, with an ensuing increase in litigation-related costs.

As of December 31, 2022, the Company recorded a contingency reserve of $0.5 million related to litigation matters against the manager of one of the Company's direct operating investments, for which the Company has indemnification obligations under the management agreement.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its consolidated financial position, results of operations or cash flows. Further, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that it believes would require additional disclosure or the recording of a loss contingency.

General Uninsured Losses

The Company obtains various types of insurance to mitigate the impact of professional liability, property, business interruption, liability, flood, windstorm, earthquake, environmental and terrorism related losses. The Company attempts to obtain appropriate policy terms, conditions, limits and deductibles considering the relative risk of loss, the cost of such coverage and current industry practice. There are, however, certain types of extraordinary losses, such as those due to acts of war or other events, including those that are related to the effects of the COVID-19 pandemic, that may be either uninsurable or not economically insurable.

Other

Other commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business, as well as commitments to fund capital expenditures for certain net lease properties. These commitments do not have a required minimum funding and are limited by agreed upon maximum annual funding amounts.

13. Subsequent Events

The following is a discussion of material events which have occurred subsequent to December 31, 2022 through the issuance of the consolidated financial statements.

Diversified US/UK Joint Venture

In February 2023, due to a variety of factors, subsidiaries of the Diversified US/UK Portfolio terminated the purchase and sale agreement to sell the MOB Sub-Portfolio and all of the MOBs and two specialty hospitals within the Mixed U.S. Sub-Portfolio and the transaction proceeded with the sale of only the MOB Sub-Portfolio for a purchase price of $121.5 million, substantially all of which was used to repay debt on the MOB Sub-Portfolio and pay transaction expenses. As a result of the reduced sale price and terminated purchase and sale agreement, the joint venture recorded additional impairment for the year ended December 31, 2022 which the Company recognized through equity in earnings (losses) on its consolidated statements of operations.

In addition, the Mixed U.S. Sub-Portfolio Debt, which had been in cash trap since July 2022, went into payment default on the mezzanine tranche as of March 2023.

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(Dollars in Thousands)

Location City, State	Encumbrances	Initial Cost Land	Initial Cost Building & Improvements	Capitalized Subsequent to Acquisition[1]	Gross Amount Carried at Close of Period[2] Land	Gross Amount Carried at Close of Period[2] Building & Improvements	Total	Accumulated Depreciation	Net Book Value	Date Acquired	Life on Which Depreciation is Computed
Direct Investments - Operating											
Milford, OH	18,336	1,160	14,440	3,789	1,160	18,229	19,389	5,011	14,378	Dec-13	40 years
Milford, OH	—	700	—	5,647	700	5,647	6,347	750	5,597	Jul-17	40 years
Frisco, TX	26,000	3,100	35,874	4,281	3,100	40,155	43,255	9,805	33,450	Feb-14	40 years
Apple Valley, CA	20,104	1,168	24,625	(4,849)	1,168	19,776	20,944	5,154	15,790	Mar-16	40 years
Auburn, CA	22,712	1,694	18,438	1,687	1,694	20,125	21,819	4,905	16,914	Mar-16	40 years
Austin, TX	25,008	4,020	19,417	2,801	4,020	22,218	26,238	5,766	20,472	Mar-16	40 years
Bakersfield, CA	15,871	1,831	21,006	1,744	1,831	22,750	24,581	5,463	19,118	Mar-16	40 years
Bangor, ME	20,240	2,463	23,205	1,743	2,463	24,948	27,411	5,469	21,942	Mar-16	40 years
Bellingham, WA	22,474	2,242	18,807	2,021	2,242	20,828	23,070	4,913	18,157	Mar-16	40 years
Clovis, CA	17,687	1,821	21,721	1,359	1,821	23,080	24,901	5,204	19,697	Mar-16	40 years
Columbia, MO	21,399	1,621	23,521	(6,565)	1,621	16,956	18,577	5,435	13,142	Mar-16	40 years
Corpus Christi, TX	17,535	2,263	20,142	(4,499)	2,263	15,643	17,906	4,738	13,168	Mar-16	40 years
East Amherst, NY	17,466	2,873	18,279	3,019	2,873	21,298	24,171	4,413	19,758	Mar-16	40 years
El Cajon, CA	19,785	2,357	14,733	1,467	2,357	16,200	18,557	3,921	14,636	Mar-16	40 years
El Paso, TX	11,510	1,610	14,103	1,734	1,610	15,837	17,447	3,862	13,585	Mar-16	40 years
Fairport, NY	15,575	1,452	19,427	2,969	1,452	22,396	23,848	4,413	19,435	Mar-16	40 years
Fenton, MO	23,145	2,410	22,216	1,335	2,410	23,551	25,961	5,502	20,459	Mar-16	40 years
Grand Junction, CO	18,369	2,525	26,446	3,169	2,525	29,615	32,140	6,024	26,116	Mar-16	40 years
Grand Junction, CO	9,412	1,147	12,523	1,213	1,147	13,736	14,883	3,313	11,570	Mar-16	40 years
Grapevine, TX	21,054	1,852	18,143	(8,171)	1,852	9,972	11,824	4,029	7,795	Mar-16	40 years
Groton, CT	16,588	3,673	21,879	(6,048)	3,673	15,831	19,504	5,098	14,406	Mar-16	40 years
Guilford, CT	22,905	6,725	27,488	(19,684)	6,725	7,804	14,529	4,766	9,763	Mar-16	40 years
Joliet, IL	14,057	1,473	23,427	(5,957)	1,473	17,470	18,943	4,793	14,150	Mar-16	40 years
Kennewick, WA	7,236	1,168	18,933	1,779	1,168	20,712	21,880	4,644	17,236	Mar-16	40 years
Las Cruces, NM	10,545	1,568	15,091	1,987	1,568	17,078	18,646	4,169	14,477	Mar-16	40 years
Lee's Summit, MO	25,629	1,263	20,500	2,851	1,263	23,351	24,614	5,233	19,381	Mar-16	40 years
Lodi, CA	18,958	2,863	21,152	2,259	2,863	23,411	26,274	5,316	20,958	Mar-16	40 years
Normandy Park, WA	15,299	2,031	16,407	(2,844)	2,031	13,563	15,594	4,096	11,498	Mar-16	40 years
Palatine, IL	18,957	1,221	26,993	(10,972)	1,221	16,021	17,242	6,149	11,093	Mar-16	40 years
Plano, TX	15,168	2,200	14,860	(4,878)	2,200	9,982	12,182	3,917	8,265	Mar-16	40 years
Renton, WA	17,954	2,642	20,469	3,058	2,642	23,527	26,169	5,219	20,950	Mar-16	40 years
Sandy, UT	14,892	2,810	19,132	(5,631)	2,810	13,501	16,311	4,194	12,117	Mar-16	40 years
Santa Rosa, CA	26,342	5,409	26,183	2,627	5,409	28,810	34,219	6,484	27,735	Mar-16	40 years
Sun City West, AZ	24,204	2,684	29,056	(4,604)	2,684	24,452	27,136	6,620	20,516	Mar-16	40 years
Tacoma, WA	28,328	7,974	32,435	3,575	7,977	36,007	43,984	8,688	35,296	Mar-16	40 years
Frisco, TX	—	1,130	—	12,648	1,130	12,648	13,778	2,414	11,364	Oct-16	40 years
Albany, OR	8,351	958	6,625	(3,490)	758	3,335	4,093	1,449	2,644	Feb-17	40 years
Port Townsend, WA	15,966	1,613	21,460	1,259	996	23,336	24,332	4,719	19,613	Feb-17	40 years
Roseburg, OR	11,813	699	11,589	844	459	12,673	13,132	2,605	10,527	Feb-17	40 years
Sandy, OR	13,474	1,611	16,697	1,040	1,233	18,115	19,348	3,475	15,873	Feb-17	40 years
Santa Barbara, CA	—	2,408	15,674	531	2,408	16,205	18,613	2,763	15,850	Feb-17	40 years
Wenatchee, WA	18,391	2,540	28,971	1,058	1,534	31,035	32,569	5,570	26,999	Feb-17	40 years
Churchville, NY	6,538	296	7,712	896	296	8,608	8,904	1,919	6,985	Aug-17	35 years
Greece, NY	—	534	18,158	(11,063)	533	7,096	7,629	1,729	5,900	Aug-17	49 years
Greece, NY	26,681	1,007	31,960	2,400	1,007	34,360	35,367	6,278	29,089	Aug-17	41 years
Henrietta, NY	11,814	1,153	16,812	1,592	1,152	18,405	19,557	4,247	15,310	Aug-17	36 years
Penfield, NY	12,431	781	20,273	(11,445)	781	8,828	9,609	3,963	5,646	Aug-17	30 years
Penfield, NY	10,856	516	9,898	955	515	10,854	11,369	2,368	9,001	Aug-17	35 years
Rochester, NY	18,206	2,426	31,861	3,665	2,425	35,527	37,952	6,541	31,411	Aug-17	39 years
Rochester, NY	5,311	297	12,484	(8,992)	296	3,493	3,789	2,328	1,461	Aug-17	37 years

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(Dollars in Thousands)

		Initial Cost			Gross Amount Carried at Close of Period[(2)]						
Location City, State	Encumbrances	Land	Building & Improvements	Capitalized Subsequent to Acquisition[(1)]	Land	Building & Improvements	Total	Accumulated Depreciation	Net Book Value	Date Acquired	Life on Which Depreciation is Computed
Victor, NY	27,020	1,060	33,246	2,533	1,059	35,780	36,839	6,443	30,396	Aug-17	41 years
Victor, NY	11,336	557	13,570	57	555	13,629	14,184	1,916	12,268	Nov-17	41 years
Undeveloped Land											
Rochester, NY	—	544	—	—	544	—	544	—	544	Aug-17	(3)
Penfield, NY	—	534	—	—	534	—	534	—	534	Aug-17	(3)
Direct Investments - Net Lease											
Bohemia, NY	22,198	4,258	27,805	(3,939)	4,258	23,866	28,124	6,626	21,498	Sep-14	40 years
Hauppauge, NY	13,468	2,086	18,495	(149)	2,086	18,346	20,432	5,087	15,345	Sep-14	40 years
Islandia, NY	33,094	8,437	37,198	(12,238)	8,437	24,960	33,397	9,046	24,351	Sep-14	40 years
Westbury, NY	14,663	2,506	19,163	293	2,506	19,456	21,962	4,589	17,373	Sep-14	40 years
Total	$ 922,355	$ 123,964	$ 1,120,722	$ (48,133)	$ 121,518	$ 1,075,035	$1,196,553	$ 263,551	$ 933,002		

(1) Negative amount represents impairment of operating real estate.
(2) The aggregate cost for federal income tax purposes is approximately $1.5 million.
(3) Depreciation is not recorded on land.

The following table presents changes in the Company's operating real estate portfolio for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Year Ended December 31,		
	2022	2021	2020
Balance at beginning of year	$ 1,197,900	$ 1,774,971	$ 1,931,032
Dispositions	—	(603,082)	—
Improvements	30,531	31,397	17,036
Impairment	(31,878)	(5,386)	(165,246)
Subtotal	1,196,553	1,197,900	1,782,822
Classified as held for sale[(1)]	—	—	(7,851)
Balance at end of year[(2)]	$ 1,196,553	$ 1,197,900	$ 1,774,971

(1) Amounts classified as held for sale during the year and remained as held for sale at the end of the year.
(2) The aggregate cost of the properties is approximately $349.4 million higher for federal income tax purposes as of December 31, 2022.

The following table presents changes in accumulated depreciation for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	Year Ended December 31,		
	2022	2021	2020
Balance at beginning of year	$ 225,301	$ 291,041	$ 230,814
Depreciation expense	38,250	53,476	63,078
Property dispositions	—	(119,216)	—
Subtotal	263,551	225,301	293,892
Classified as held for sale	—	—	(2,851)
Balance at end of year	$ 263,551	$ 225,301	$ 291,041

NORTHSTAR HEALTHCARE INCOME, INC. AND SUBSIDIARIES
SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
December 31, 2022
(Dollars in Thousands)

The Company's mezzanine loan debt investment was repaid in full in August 2021. The following table presents changes in the Company's real estate debt investments for the years ended December 31, 2022, 2021 and 2010 (dollars in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Balance at beginning of year	$ —	$ 55,864	$ 55,468
Additions:			
Capitalized payment-in-kind interest	—	194	—
Loan modification fees	—	(687)	—
Deductions:			
Reclassification[1]	—	18,307	271
Repayment of principal	—	(74,376)	—
Amortization of acquisition costs, fees, premiums and discounts	—	698	125
Balance at end of year	$ —	$ —	$ 55,864

_____

(1) As a result of impairments and other non-cash reserves recorded by the joint venture, the Company's carrying value of its Espresso unconsolidated investment was reduced to zero as of December 31, 2018. The Company has recorded the excess equity in losses related to its unconsolidated venture as a reduction to the carrying value of its mezzanine loan, which was originated to a subsidiary of the Espresso joint venture and was repaid in full in August 2021. During the year ended December 31, 2021, the Company received distributions from the joint venture greater than the Company's carrying value of its unconsolidated investment, which resulted in the Company recording a gain on the distribution and a carrying value of zero as of December 31, 2021.

BOARD OF DIRECTORS

T. ANDREW SMITH
Non-Executive Chairman
Chairman, Compensation Committee
Independent Director
Chief Executive Officer of
Vigilant Health Network, Inc.

KENDALL K. YOUNG
Director

JONATHAN A. CARNELLA
Chairman, Audit Committee
Independent Director
Former President and Chief Executive
Officer of Diversicare Canada

GREGORY A. SAMAY
Independent Director
Former Chief Investment Officer
of Fairfax County Retirement Systems

OFFICERS

KENDALL K. YOUNG
Chief Executive Officer,
President & Director

NICHOLAS R. BALZO
Chief Financial Officer,
Treasurer & Secretary

CORPORATE INFORMATION

CORPORATE OFFICE
16 E. 34th Street
18th Floor
New York, NY 10016

TRANSFER AGENT
DST Systems, Inc.
PO Box 219923
Kansas City, MO 64121-9923

INDEPENDENT ACCOUNTANTS
Grant Thornton LLP
New York, NY

LEGAL COUNSEL
Alston & Bird
Atlanta, GA



NorthStar
HEALTHCARE INCOME

Questions about NorthStar Healthcare or
your account should be directed to:

NorthStar Healthcare Income, Inc.
c/o DST Systems, Inc.
PO Box 219923
Kansas City, MO 64121
877.940.8777

NorthStar Healthcare Income, Inc.
16 E. 34th Street
18th Floor
New York, NY 10016

877.940.8777 Tel
NorthStarHealthcareREIT.com